UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
Asciano Finance Trust
(Name of Subject Company)
Commonwealth of Australia
(Jurisdiction of Subject Company’s Incorporation or Organization)
Asciano Limited
(Name of Person(s) Furnishing Form)
Trust Units
(Title of Class of Subject Securities)
Saul Cannon – Director Commercial and Legal; Group General Counsel
Asciano Limited
Level 6, 380 St Kilda Road
Melbourne, Victoria, Australia 3004
Telephone: +61 3 9284 4000
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)
with a copy to
Waldo D. Jones, Jr.
Sullivan & Cromwell
Level 27, The Chifley Tower
2 Chifley Square
Sydney, New South Wales 2000, Australia
Telephone: +61 2 8227 6700
September 16, 2010
(Date Tender Offer/Rights Offering Commenced)

Part I — Home Jurisdiction Documents
1.	Notice of Meetings and Explanatory Memorandum for Annual General Meeting and General Meeting
Part II — Information not Required to be sent to Security Holders
A.	None
Part III — Consent to Service of Process
Asciano Limited is filing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ASCIANO LIMITED

By:	/s/ Saul Richard Cannon Name: Saul Richard Cannon
Title: Group General Counsel
(Date): September 17, 2010

NOTICE OF MEETINGS AND EXPLANATORY MEMORANDUM FOR ANNUAL GENERAL MEETING AND GENERAL MEETING From 2.00pm on Wednesday, 27 October 2010 At the Auditorium at the Melbourne Convention Centre, 1 Convention Centre Place, South Wharf, Victoria Including resolutions in respect of a recommended Corporatisation proposal to simplify Asciano’s corporate structure by converting it from a stapled structure to a single holding company. This is an important document and requires your immediate attention. You should read this document in its entirety before deciding whether or not to vote in favour of the resolutions to approve the Corporatisation, and, if necessary, consult your legal, investment, taxation or other professional adviser(s). ASCIANO LIMITED (ACN 123 652 862) THE TRUST COMPANY (RE SERVICES) LIMITED (ACN 003 278 831) AS RESPONSIBLE ENTITY FOR ASCIANO FINANCE TRUST (ARSN 124 102 807)

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ASCIANO LIMITED      NOTICE OF MEETING

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NOTICE OF ANNUAL GENERAL MEETING
OF ASCIANO LIMITED (ACN 123 652 862) AND GENERAL MEETING OF ASCIANO FINANCE TRUST (ARSN 124 102 807)
Notice is given by Asciano Limited (ACN 123 652 862) (Asciano Limited or Company) and The Trust Company (RE Services) Limited (ACN 003 278 831) (AFSL 235150) (as responsible entity and trustee for the Asciano Finance Trust (ARSN 124 102 807) (Asciano Finance Trust or Trust)) (Responsible Entity) that an Annual General Meeting of the shareholders of Asciano Limited will be held in conjunction with a General Meeting of the unitholders of Asciano Finance Trust in the Auditorium at the Melbourne Convention Centre, 1 Convention Centre Place, South Wharf, Victoria on Wednesday, 27 October 2010 at 2.00pm (AEST), to transact the following business:
ORDINARY BUSINESS
RESOLUTION 1 – FINANCIAL STATEMENTS AND REPORTS – COMPANY AND TRUST
To receive and consider the consolidated financial report of Asciano Limited and the separate consolidated financial report of the Trust as well as the reports of Asciano Limited’s Directors and the Auditors for the financial year ended 30 June 2010.
RESOLUTION 2 – REMUNERATION REPORT – COMPANY ONLY
To adopt the remuneration report for the financial year ended 30 June 2010.
Note: The vote on this item is advisory only and does not bind Asciano Limited or its Directors.
RESOLUTION 3 – ELECTION OF DIRECTORS – COMPANY ONLY
To consider and, if thought fit, pass the following resolution as an ordinary resolution of Asciano Limited:
THAT Peter George, who retires under Article 46(c) of Asciano Limited’s constitution and, being eligible, offers himself for election, be elected as a Director of Asciano Limited.
RESOLUTION 4 – GRANT OF OPTIONS TO CHIEF EXECUTIVE OFFICER – COMPANY AND TRUST
To consider and, if thought fit, pass the following resolution as an ordinary resolution of Asciano Limited and the Trust:
THAT approval be given for the grant of a maximum of 3,361,111 options to acquire stapled securities in Asciano to the Managing Director and Chief Executive Officer, Mr Mark Rowsthorn, in accordance with the rules of the Asciano Options and Rights Plan on the terms summarised in the Explanatory Notes.
Voting exclusion statement:
Asciano Limited and the Responsible Entity of the Trust will disregard any votes cast on Resolution 4 by Mr Rowsthorn or his associates. However, Asciano Limited and the Responsible Entity need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or cast by a person chairing the Meetings as a proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.
RESOLUTION 5 – NON-EXECUTIVE DIRECTORS’ REMUNERATION – COMPANY ONLY
To consider and, if thought fit, pass the following resolution as an ordinary resolution of Asciano Limited:
THAT the maximum aggregate amount of remuneration which may be paid to Non-Executive Directors in any year as calculated under Article 50(a) of Asciano Limited’s constitution be increased by an amount of $1,500,000 to $3,000,000.
Voting exclusion statement:
Asciano Limited will disregard any votes cast on Resolution 5 by any Director of Asciano Limited and their associates. However, Asciano Limited need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or cast by a person chairing the Meetings as a proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

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ASCIANO LIMITED      NOTICE OF MEETING
CORPORATISATION
RESOLUTION 6 – AMENDMENTS TO COMPANY CONSTITUTION TO APPROVE DESTAPLING – COMPANY ONLY
To consider and, if thought fit, approve the following resolution as a special resolution of Asciano Limited, in accordance with section 136(2) of the Corporations Act:
THAT, subject to Resolutions 7, 8 and 9 being passed, the Asciano Limited constitution be amended with effect on and from the Implementation Date to remove all references to stapling by deleting those parts of the Asciano Limited constitution which are struck out and inserting those parts of the Asciano Limited constitution which are underlined, in the document tabled at the Meetings and initialled by the Chairman.
RESOLUTION 7 – AMENDMENTS TO TRUST CONSTITUTION – TRUST ONLY
To consider and, if thought fit, approve the following resolution as a special resolution of the Trust, in accordance with section 601GC(1)(a) of the Corporations Act:
THAT, subject to and conditional on Resolutions 6, 8 and 9 being passed, the Trust Constitution be amended with effect on and from the Effective Date as set out in the Supplemental Deed Poll, for the purpose of removing all references to stapling and giving effect to the Trust Scheme, and the Responsible Entity be authorised to execute and lodge with ASIC a copy of the Supplemental Deed Poll.
RESOLUTION 8 – ACQUISITION RESOLUTION – TRUST ONLY
To consider and, if thought fit, approve the following resolution as an ordinary resolution of the Trust:
THAT, subject to and conditional on Resolutions 6, 7 and 9 being passed, the Trust Scheme be approved and, in particular, the acquisition by Asciano Limited of a relevant interest in all the Trust units on issue as at the Record Date pursuant to the Trust Scheme be approved for the purposes of item 7 of section 611 of the Corporations Act.
Voting exclusion statement:
The Responsible Entity will disregard any votes cast on Resolution 8 by Asciano Limited or its associates if they have an interest in the resolution other than as a member. However, The Responsible Entity need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or cast by a person chairing the Meetings as a proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.
RESOLUTION 9 – RESOLUTION TO EFFECT SHARE CONSOLIDATION – COMPANY ONLY
To consider and, if thought fit, approve the following resolution as an ordinary resolution of Asciano Limited:
THAT, subject to and conditional on Resolutions 6, 7 and 8 being passed, the Share Consolidation be approved for the purposes of section 254H of the Corporations Act.
Terms and expressions used in this Notice of Meetings have, unless otherwise defined, the same meanings set out in Section 10 of the Explanatory Memorandum.
By order of the Boards of Asciano Limited and the Trust Company (RE Services) Limited as responsible entity for Asciano Finance Trust
Fiona Mead
Company Secretary
Asciano Limited
10 September 2010

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NOTES ON VOTING
1.	For the purposes of the Meetings, stapled securities will be taken to be held by the persons who are registered as stapled securityholders as at 7.00pm (AEST) on Monday, 25 October 2010.

2.	Voting will be conducted by poll.
3.	A securityholder can attend and vote at the Meetings and is entitled to appoint not more than 2 proxies.

4.	A proxy need not be a securityholder of Asciano.
5.	A proxy may be either an individual or a body corporate. If you wish to appoint a body corporate as your proxy, you must specify on the proxy form:
•	the full name of the body corporate appointed as proxy; and
•	the full name or title of the individual representative of the body corporate at the Meetings.
6.	Where 2 proxies are appointed, each proxy may be appointed to represent a specified proportion or number of the voting rights of the securityholder and neither proxy is entitled to vote on a show of hands if more than one proxy attends. If it is desired to appoint 2 proxies, write both names and the percentage of votes or number of securities on the proxy form where indicated.
7.	Completed proxy forms (together with any authority under which the proxy was signed or a certified copy of the authority) must be returned:
•	personally or by post to:
Computershare Investor Services Pty Limited Yarra Falls 452 Johnston Street Abbotsford VIC 3067
•	Online at www.investorvote.com.au or
•	by facsimile:
Computershare Investor Services Pty Limited +61 3 9473 2555
prior to 2.00PM (AEST) on Monday, 25 October 2010.
CONDUCTING THE MEETINGS
The Meetings are intended to give Asciano securityholders the opportunity to:
•	hear from the Chairman and the CEO of Asciano Limited about the performance and the operations of Asciano and the outlook for the year ahead;

•	consider and vote on the resolutions before the Meetings including a non-binding resolution on the adoption of the remuneration report;

•	ask questions of the Board and management of Asciano Limited and the auditor of Asciano. The Chairman and the CEO of Asciano Limited will generally answer questions on behalf of the Board of Asciano Limited and the management team. If questions cannot be answered at the meeting we will seek to provide a response to the securityholder as soon as possible after the meeting; and

•	ask questions of a Director and the management of the Responsible Entity in relation to the Trust Scheme. If questions cannot be answered at the meeting we will seek to provide a response to the securityholder as soon as possible after the meeting.

Asciano will webcast the Meetings for the benefit of securityholders who are unable to attend and will also allow securityholders a chance to raise questions before the Meetings. A hearing aid loop will also be provided.

At the Meetings, Asciano will inform securityholders of the proxy position with respect to the resolutions to be considered by the Meetings and the manner in which the Chairman intends to vote undirected proxies.

We ask that securityholders:

•	are courteous and respectful to all attendees at the Meetings, including not photographing, videotaping or recording the Meetings;

•	keep their questions to a reasonable length to allow as many securityholders as possible to participate; and

•	confine their questions to matters being considered at the Meetings and matters relevant to securityholders as a whole. Questions relating to the securityholder’s personal circumstances can be raised with Asciano or Computershare representatives who will be available at the Meetings.

MORE INFORMATION

If you have any questions, please contact the Asciano securityholder Information Line on 1300 729 310 (within Australia) or +61 3 9415 4608 (outside Australia), Monday to Friday between 8.30am and 5.30pm (AEDT).

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DISCLAIMER AND IMPORTANT NOTICES
IMPORTANT NOTICES
This Explanatory Memorandum is issued by Asciano Limited (ACN 123 652 862 ) (Asciano Limited). The Trust Company (RE Services) Limited (ACN 003 278 831) (AFS Licence No 235150) is the responsible entity and trustee for the Asciano Finance Trust (ARSN 124 102 807) (Asciano Finance Trust or Trust) (Responsible Entity). Asciano Finance Limited (ACN 123 180 450) (Asciano Finance Limited) is the manager for the Trust, and is a wholly owned subsidiary of Asciano Limited.
DEFINED TERMS
Capitalised terms used in this document have the meaning given to them in the Glossary.
DISCLAIMER
This Explanatory Memorandum has been prepared by Asciano Limited based on information available to it. The historical information is derived from sources believed to be accurate at the date of this Explanatory Memorandum. However, no representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of any information, opinions and conclusions contained in this Explanatory Memorandum. To the maximum extent permitted by law, neither Asciano Limited nor any of its controlled entities, their respective directors, officers, employees, agents, advisers or intermediaries, nor any other person (including the Responsible Entity) accepts any liability for any loss arising from the use of this Explanatory Memorandum or its contents or otherwise arising in connection with it, including, without limitation, any liability arising from fault or negligence on their part.
The historical information in this Explanatory Memorandum is, or is based upon, information that has been released to the market. It should be read in conjunction with Asciano’s other periodic and continuous disclosure announcements including the Asciano results for the year ended 30 June 2010 lodged with ASX Limited (ASX) on 25 August 2010 and announcements to the ASX available at www.asx.com.au
The information in this Explanatory Memorandum remains subject to change without notice. Asciano reserves the right to withdraw or vary the timetable for the Corporatisation without notice.
NO INVESTMENT ADVICE
This Explanatory Memorandum does not constitute financial product advice.
This Explanatory Memorandum does not purport to contain all the information that an Asciano securityholder may require in evaluating its investment in Asciano nor does it contain all the information which would be required in a prospectus or product disclosure statement prepared in accordance with the requirements of the Corporations Act. This Explanatory Memorandum has been prepared without taking account of any person’s investment objectives, financial situation or particular needs and Asciano securityholders should conduct their own independent investigation and assessment of the information contained in, or referred to in, this Explanatory Memorandum. Independent financial, legal, taxation or other professional advice should be sought before making any decision in relation to how to vote in respect of the Corporatisation.
RESPONSIBILITY FOR INFORMATION
The information contained in this Explanatory Memorandum has been provided by Asciano Limited and is the responsibility of Asciano Limited. None of Asciano Limited’s directors, employees, officers and advisers nor the Responsible Entity and its directors, employees, officers and advisers, assumes any responsibility for the accuracy or completeness of any such information.
To the maximum extent permitted by law, Asciano Limited and the Responsible Entity and their respective affiliates, officers, employees, agents, advisers and intermediaries disclaim all liability that may otherwise arise due to any information contained in this Explanatory Memorandum being inaccurate or due to information being omitted from this Explanatory Memorandum, whether by way of negligence or otherwise.

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ASIC AND ASX INVOLVEMENT
A copy of this Explanatory Memorandum has been provided to ASIC. Neither ASIC nor any of its officers takes any responsibility for the contents of this Explanatory Memorandum.
A copy of this Explanatory Memorandum has been lodged with the ASX. Neither the ASX nor any of its officers takes any responsibility for the contents of this Explanatory Memorandum.
COURT INVOLVEMENT
The judicial advice of the Court is not and should not be treated as an endorsement by the Court of, or any other expression of opinion by the Court on, the Trust Scheme or Corporatisation.
JURISDICTION
This Explanatory Memorandum does not in any way constitute an offer of securities in any place in which, or to any person to whom, it would not be lawful to make such an offer. Asciano securityholders in receipt of the Explanatory Memorandum who hold Asciano securities on behalf of a beneficial owner resident outside Australia, Canada, Japan, New Zealand or Switzerland may not forward this Explanatory Memorandum (or accompanying documents) to anyone outside these countries, as this may constitute a breach of foreign securities laws. See Sections 4.5(a) and 7.2 for specific information on foreign jurisdictions.
PRIVACY AND PERSONAL INFORMATION
Asciano will need to collect personal information in connection with the Meetings. The personal information may include the names, contact details and details of holdings of Asciano securityholders, plus contact details of individuals appointed by Asciano securityholders as proxies, corporate representatives or attorneys at the Meetings. The collection of some of this information is required or authorised by the Corporations Act. Asciano securityholders who are individuals, and other individuals in respect of whom personal information is collected, have certain rights to access the personal information collected about them and can contact Asciano’s company secretary if they wish to exercise those rights. The information may be disclosed to print and mail service providers, and to Asciano and its advisers to the extent necessary to effect the Corporatisation. If the information outlined above is not collected, Asciano may be hindered in, or prevented from, conducting the Meetings or implementing the Corporatisation effectively or at all. Asciano securityholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Meetings should inform that individual of the matters outlined above. It is noted that all persons are entitled, under section 173 of the Corporations Act, to inspect and copy the registers of Asciano Limited and the Trust. These registers contain personal information about Asciano securityholders.
DISCLOSURES REGARDING FORWARD LOOKING STATEMENTS
This Explanatory Memorandum contains certain “forward looking statements”. Forward looking statements can generally be identified by the use of forward looking words such as “anticipate”, “believe”, “expect”, “project”, “forecast”, “estimate”, “likely”, “intend”, “should”, “will”, “could”, “may”, “target”, “plan” and other similar expressions within the meaning of securities laws of applicable jurisdictions. Indications of, and guidance or outlook on future earnings, distributions or financial position or performance are also forward looking statements. The forward looking statements contained in this Explanatory Memorandum involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Asciano, and may involve significant elements of subjective judgment and assumptions as to future events which may or may not be correct. There can be no assurance that actual outcomes will not differ materially from these forward-looking statements.
Subject to any continuing obligations under law or the ASX Listing Rules, Asciano does not give any undertaking to update or revise any forward-looking statements after the date of this Explanatory Memorandum to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any such statement is based.
CURRENCY
Unless stated otherwise, all dollar values are in Australian dollars (A$) and financial data is presented as at the date stated.
DATE
This Explanatory Memorandum is dated 10 September 2010.

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ASCIANO LIMITED      EXPLANATORY MEMORANDUM
BACKGROUND
This Explanatory Memorandum sets out information relating to the Meetings of Asciano securityholders to be held from 2.00pm (AEST) on Wednesday, 27 October 2010 in the Auditorium at the Melbourne Convention Centre, 1 Convention Centre Place, South Wharf, Victoria as the Annual General Meeting of Asciano Limited and a General Meeting of Asciano Finance Trust, and to consider the Corporatisation. The Notice of Meetings accompanies this Explanatory Memorandum.
This Explanatory Memorandum includes the information required to be sent to Asciano securityholders in relation to the Corporatisation under Part 6.2 of the Corporations Act.
If the conditions to the Corporatisation are satisfied, the Corporatisation is to be effected by a Trust Scheme. A copy of the proposed Supplemental Deed (to implement the Trust Scheme) is included in Annexure 1.
KEY DATES FOR MEETING

EVENT	DATE AND TIME
Date of Explanatory Memorandum	10 September 2010

Time and date by which proxy forms must be received	2.00pm (AEST) on Monday, 25 October 2010

Time and date for determining eligibility to vote at the Meetings	7.00pm (AEST) on Monday, 25 October 2010

Commencement of securityholder Meetings	2.00pm (AEST) on Wednesday, 27 October 2010
Note: Asciano reserves the right to vary the timetable in its absolute discretion.
The Corporatisation is subject to a number of conditions in addition to securityholder approval (see Section 4.4). Accordingly, no assurance can be given as to the timing of the implementation of the Corporatisation even if the Corporatisation Resolutions are passed. Asciano will announce to the ASX when the conditions have been satisfied or waived and the timetable for implementation.
WHAT YOU SHOULD DO NEXT
STEP 1: Carefully read this Explanatory Memorandum
You should read this Explanatory Memorandum in its entirety (including the Notice of Meetings which accompanies this Explanatory Memorandum) before making a decision as to how to vote on the resolutions to be considered at the Meetings and, if necessary, consult your legal, investment, taxation or other professional adviser(s).
There are answers to frequently asked questions provided in Section 3 to help answer any questions you may have. If you have any doubts as to what action you should take, you should seek financial, tax or other professional advice before making any decision in relation to your Asciano securities and how to vote at the Meetings.
If, after reading this Explanatory Memorandum, you have any questions about the Corporatisation or any of the Resolutions, please call the Asciano securityholder information line on 1300 729 310 (within Australia) or +61 3 9415 4608 (outside Australia) Monday to Friday between 8.30am and 5.30pm (AEST).
If you have sold all of your Asciano securities, please disregard this document.
STEP 2: Vote on the resolutions in relation to the Corporatisation
As an Asciano securityholder, you are entitled to vote (subject to the voting exclusion statements in the Notice of Meetings) on the Resolutions, including whether you want the Corporatisation to proceed or not. An Asciano securityholder is entitled to appoint not more than 2 proxies to attend, who need not be Asciano securityholders.
You can vote by proxy or in person or by corporate representative, by attending the Meetings to be held at 2.00pm (AEST) on Wednesday, 27 October 2010 in the Auditorium at the Melbourne Convention Centre, 1 Convention Centre Place, South Wharf, Victoria.

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Your personalised Proxy Form accompanies this Explanatory Memorandum.
You need to complete the Proxy Form, and lodge it as follows:
•	personally or by post to:

Computershare Investor Services Pty Limited Yarra Falls 452 Johnston Street Abbotsford VIC 3067
•	Online at www.investorvote.com.au (in which case your appointment will need to be authenticated in the manner described on that website). You will require your SRN/HIN and Control Number, located on the front of your Proxy Form;

or
•	by facsimile:
Computershare Investor Services Pty Limited +61 3 9473 2555
The Proxy Form (together with any power of attorney or authority under which they are executed) must be received by 2.00pm (AEST) on Monday, 25 October 2010. Any Proxy Forms received after that time will be invalid.
1. EXPLANATORY NOTES – AGM RESOLUTIONS
ITEM 2. REMUNERATION REPORT – COMPANY ONLY
Securityholders are asked to adopt the Remuneration Report for Asciano Limited for the financial year ended 30 June 2010. The Remuneration Report is set out in the Directors’ Report contained in the 2010 Annual Report and is also available on Asciano’s website at www.asciano.com
The Board of Asciano Limited has continued to work closely with management during the year to review and, where necessary, improve on the remuneration framework for the directors and the senior executive team. The Board of Asciano Limited has made some changes to the long term incentive component of the senior executive remuneration program for 2011, including:
•	Performance Hurdle – moving from a dual performance hurdle (for the 2010 offer, this was Total Shareholder Return (TSR) and EBIT growth) to a single relative TSR hurdle for the 2011 offer; and
•	TSR Comparator Group – revising the relative TSR comparator group to an ASX100 (less financials and resources) comparator group, in order to reflect the Company’s current market positioning in the ASX50. For the 2010 offer, the relative TSR hurdle was measured against an ASX200 (less financials and resources) comparator group.
We have also made changes to the format of the Report this year to make as clear as possible for you the core aims which underpin our remuneration policies and practices, how they are aligned with the corporate objectives and performance and how the performance for 2010 financial year has resulted in particular remuneration outcomes for our executive team.
The vote on this resolution is advisory only and does not bind the Company or its Directors. However, securityholders will be provided with a reasonable opportunity to ask questions about, or make comments on, the Remuneration Report at the Meeting. The Remuneration Committee will take the discussion on this resolution and the outcome of the vote into account when considering the future remuneration arrangements of the Company.
The Board unanimously recommends that securityholders vote in favour of resolution 2.

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ASCIANO LIMITED      EXPLANATORY MEMORANDUM
ITEM 3. ELECTION OF DIRECTORS – COMPANY ONLY
Peter George, a Director of Asciano Limited, retires in accordance with Article 47(a) of the Company’s constitution and, being eligible, offers himself for re-election. A brief biography of Mr George follows.
Peter was appointed a Non-Executive Director of Asciano Limited on 5 March 2007. He is Chairman of the Audit and Risk Committee, and a member of the Nomination and Succession Planning Committee.
Peter is currently a Non-Executive Director of PMP Limited and is an experienced executive and non-executive director specialising in corporate strategy and finance including acquisitions, divestments, company refinancing and turnarounds.
Peter was a Non-Executive Director of Optus Communications from 1994 to 1998. He was the former Managing Director of B Digital Limited from 2004 to 2006 and Executive Director of Strategy and Policy for Cable & Wireless Optus Limited from 1998 to 2002.
Peter holds a Bachelor of Commerce and a Bachelor of Laws.
The Board of Asciano Limited considers Mr George to be an Independent Director.
The Board of Asciano Limited (other than Mr George) unanimously recommends that shareholders vote in favour of resolution 3.
ITEM 4. GRANT OF OPTIONS TO CHIEF EXECUTIVE OFFICER – COMPANY AND TRUST
The Asciano Options and Rights Plan (Option Plan) was established as part of Asciano’s overall senior executive remuneration strategy and is designed to link the reward of selected individuals who have the capacity to influence the long term performance of the Group with the generation of shareholder wealth.
Under the Option Plan, Asciano may grant to executives, including the Company’s CEO, options to acquire stapled securities. The Remuneration Committee has set a target remuneration value for the long term incentive component of Mr Rowsthorn’s remuneration as the Company’s Managing Director and Chief Executive Officer. The number of options Mr Rowsthorn has been invited to apply for was determined by dividing the target remuneration value (which is based on 100% of fixed annual remuneration) by a Black-Scholes option value.
Why is securityholder approval required?
Under ASX Listing Rule 10.14, securityholder approval is required in order for a director to be issued securities under an employee incentive scheme. Accordingly, approval is sought for the grant of up to 3,361,111 options to Mr Mark Rowsthorn, under the Option Plan.
Approval is also sought under section 200B of the Corporations Act to the pro rata vesting of options in the event of cessation of Mr Rowsthorn’s employment in limited circumstances.
Details of grant of options to Mr Rowsthorn
The primary objectives of the Remuneration Committee and the Board of Asciano Limited in reviewing Mr Rowsthorn’s remuneration package are to:
•	align Mr Rowsthorn’s interests with the interests of securityholders;

•	ensure that Mr Rowsthorn’s remuneration is competitive and aligned with market remuneration in the Australian transport infrastructure sector; and
•	encourage the achievement of performance goals and growth of Asciano’s business.
A brief overview of the details of the proposed grant is set out opposite. Further details of Mr Rowsthorn’s remuneration package for the 2010 financial year are set out in the Remuneration Report on pages 25 to 41 of the 2010 Full Year Financial Report.

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NUMBER OF OPTIONS AND STAPLED SECURITIES
The Board of Asciano Limited has invited and Mr Rowsthorn has applied for a grant of up to 3,361,111 options over stapled securities in Asciano. The grant of those options to Mr Rowsthorn is conditional on receiving securityholder approval.

Each option is to acquire one stapled security in Asciano. Accordingly, the maximum number of stapled securities that may be acquired by Mr Rowsthorn is 3,361,111 (subject to any adjustment made in accordance with the Option Plan).

Mr Rowsthorn has indicated that he has executed a deed poll, on the same terms as other option holders, pursuant to which he has consented to irrevocably waive any right to acquire or subscribe for units in the Trust on the exercise of those options, subject to the Corporatisation resolutions being approved by securityholders.

DATE OF GRANT OF OPTIONS	If securityholder approval is obtained, the options will be granted to Mr Rowsthorn shortly after the Meetings but, in any event, within 12 months after the date of the Meetings.

PERFORMANCE HURDLE
The options are subject to a single performance hurdle of Total Shareholder Return (TSR) performance relative to companies in the S&P/ASX 100 index (excluding resources and financials) over a 3 to 4 year period. This peer group has been chosen because the Board of Asciano Limited believes that it represents a broad based comparator group which appropriately reflects Asciano’s current market positioning.

No options will vest if Asciano’s TSR performance is less than the 50th percentile. If performance is in the 50th percentile then 50% of options will vest. An additional 2% of options will vest for every 1 percentile increase above the 50th percentile up to the 75th percentile at which 100% of the options will vest.

PERFORMANCE PERIOD AND VESTING	The performance period is 3 to 4 years, commencing 1 July 2010. Accordingly, the performance hurdle will be tested on 30 June 2013 with a retest at 30 June 2014.
In addition to the performance hurdles described above, the Board of Asciano Limited has approved the following additional vesting conditions, such that:

• the security price at the date of vesting must be in excess of the option exercise price; and

• vesting must occur within a ‘trading window’ under Asciano’s Securities Trading Policy.

Any options which do not vest at the end of the applicable performance period will lapse.

TRADING RESTRICTIONS
Any securities allocated following satisfaction of the vesting conditions, will be subject to a holding lock (which will mean Mr Rowsthorn will be precluded from dealing in the securities) for 7 years from the date the options are granted.

The holding lock will be lifted upon cessation of employment and, in addition, the Board of Asciano Limited may lift this restriction on trading in securities upon application by an executive in exceptional circumstances.

PRICE PAYABLE ON GRANT OR EXERCISE OF OPTIONS
No amount will be payable in respect of the grant of the options. However, vested options will have an exercise price of $1.67 which is based on the average trading price of stapled securities on the ASX over the 10 trading days immediately prior to the date the invitation to Asciano executives was made.

CESSATION OF EMPLOYMENT
Where Mr Rowsthorn ceases employment with the Company prior to satisfaction of the vesting conditions, any entitlements to the options will depend on the circumstances of cessation. All options will expire in the event of resignation or termination for cause.

In limited circumstances, including death, disability, redundancy or termination by the Company for convenience, Mr Rowsthorn may become entitled to a pro rata number of options reflecting the part of the performance period elapsed and the extent to which the performance condition has been satisfied at the time of ceasing employment.

OTHER REQUIRED INFORMATION — ASX LISTING RULES
Mr Rowsthorn is the only Director of the Company entitled to participate in the Option Plan.

In 2009, following securityholder approval, he was granted a total of 3,861,702 options. The exercise price of these options is $1.52 and details regarding their vesting are set out on pages 6-7 of the 2009 Annual Report.

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ASCIANO LIMITED     EXPLANATORY MEMORANDUM

OTHER REQUIRED INFORMATION — SECTION 200E CORPORATIONS ACT
The value of the options that may vest on cessation of employment cannot currently be ascertained, as this benefit is dependent upon the Company’s share price at the time of vesting (determined by multiplying the number of options which vest by the closing market price of the Company’s shares on the ASX at that time, less the exercise price payable).

The circumstances which will affect the calculation of this value include:
•	the fraction of the performance period that has elapsed and performance at the time employment ceases (as the number of options which may vest will be determined on a pro rata basis across the elapsed part of the performance period and having regard to the level of satisfaction of the performance condition); and

•	the market price of the shares on the ASX at the relevant time.
The Board of Asciano Limited (other than Mr Rowsthorn) unanimously recommends that securityholders vote in favour of resolution 4.
ITEM 5. NON-EXECUTIVE DIRECTOR REMUNERATION — COMPANY ONLY
The Board of Asciano Limited asks for securityholder approval to increase the maximum aggregate amount of remuneration that may be paid to Non-Executive Directors of Asciano Limited in any year under Article 50(a) of the Company’s constitution from $1.5 million to $3 million. This amount is inclusive of statutory superannuation.
The current maximum aggregate amount was approved by securityholders at the 2009 Annual General Meeting. Since that meeting, the Company has been added to the S&P/ASX 50. Notwithstanding the appointment of the three new Directors last year, the size of the Asciano Board remains small, relative to other companies in the ASX 50. Accordingly, the Board is looking to appoint an additional two or, possibly, more Non-Executive Directors in the short to medium term to more appropriately reflect the Company’s market positioning. In considering new candidates for appointment, the Board of Asciano Limited will take into account a range of factors, including the skills, experience and expertise desirable to augment the current Board of Asciano Limited and will ensure a diverse range of candidates are considered.
The Board of Asciano Limited commissioned an independent review of the fees the Company currently pays its Directors by the Company’s remuneration consultants and, as a result, has approved some modest increases to the fees paid to its Committee chairs and members. Base fees paid to Directors, and the fee paid to the Chairman will not change from the levels paid in 2009.
The current Non-Executive fee pool does not provide sufficient flexibility to take account of this modest increase in Committee fees and the proposed appointment of at least 2 additional Directors. Accordingly, the Board of Asciano Limited considers it necessary to increase the Non-Executive Directors’ fee pool.
In addition, this new fee pool will provide the Company with the ability over the next few years to:
•	continue to respond to the level of fees paid by its peers by allowing for modest future adjustments to the annual fees payable to Non-Executive Directors, within the approved maximum aggregate amount, in order to attract and retain the best Directors; and

•	provide sufficient flexibility for the appointment of further additional Directors, if considered to be appropriate.
Based on the external advice received from the Company’s remuneration consultants, the Board of Asciano Limited has formed the view that the proposed further increase is appropriate given the future direction of the Company and is in line with the non-executive director fee pools of and the fees paid by comparable companies.
Details of the amounts paid to each of the current Non-Executive Directors for the 2009 and 2010 financial years are set out on page 37 of the Remuneration Report.
The Board of Asciano Limited unanimously recommends that shareholders vote in favour of resolution 5.

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2. EXPLANATORY NOTES — CORPORATISATION RESOLUTIONS
2.1 OVERVIEW OF THE CORPORATISATION
Asciano proposes to simplify its corporate structure by converting from a stapled structure to a single holding company.
Asciano currently comprises Asciano Limited, an Australian company, and Asciano Finance Trust, an Australian registered managed investment scheme. The ordinary shares of Asciano Limited and ordinary units of the Trust are stapled together and quoted jointly on ASX.
The Corporatisation will involve termination of the Asciano stapling arrangements, following which Asciano securityholders will exchange their units in the Trust for additional shares in Asciano Limited (subject to special provisions for Ineligible Overseas Securityolders, as described in section 4.5) so that Asciano Limited becomes the sole listed parent company of Asciano.
2.2 KEY CONDITIONS TO THE IMPLEMENTATION OF THE CORPORATISATION
Key conditions for implementation of the Corporatisation include:
a)	obtaining Asciano securityholder approval in relation to the resolutions required to implement the Corporatisation, including:
i)	in the case of Asciano Limited, resolutions to amend the Asciano Limited constitution and effect the Share Consolidation; and

ii)	in the case of the Trust, the Acquisition Resolution and a resolution to amend the Trust constitution.
Section 4.9 provides details of the Corporatisation Resolutions and the requisite voting majorities that are required for the Corporatisation Resolutions;

b)	receipt by the Responsible Entity of judicial advice in relation to the Trust Scheme;

c)	receipt by Asciano Limited of a ruling from the Australian Taxation Office regarding rollover relief for Asciano securityholders who hold their Trust units on capital account; and

d)	receipt of ASIC relief and ASX waivers and/or confirmations.
For more information on the Conditions, please see Section 4.4.
2.3 DIRECTORS’ RECOMMENDATION
The Boards of Asciano Limited and the Responsible Entity have considered Asciano securityholders interests and believe the proposed Corporatisation to be in the best interests of Asciano securityholders, as the advantages of the proposal outweigh the disadvantages (see Sections 4.7 to 4.9).
The Boards of Asciano Limited and the Responsible Entity unanimously recommend that Asciano securityholders vote in favour of the Corporatisation, subject to there being no superior competing proposals.
2.4 SUMMARY OF THE ADVANTAGES OF THE CORPORATISATION
The Boards of Asciano Limited and the Responsible Entity consider that the advantages of the Corporatisation include:
•	better reflection of Asciano as a growth stock;

•	improved access for Asciano to non-resident investors;

•	a simplified structure that may have greater appeal to a broader range of investors;

•	improved flexibility to implement capital and other initiatives;

•	simplified financial reporting requirements;

•	reduction of Asciano’s head office costs due to reduced administrative complexity; and

•	historical reasons for stapled structure are no longer compelling given Asciano’s current circumstances.

For more information on the advantages of the Corporatisation, see Sections 4.7 and 4.8.

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ASCIANO LIMITED     EXPLANATORY MEMORANDUM
2.5 DISADVANTAGES AND RISKS OF THE CORPORATISATION
The Boards of Asciano Limited and the Responsible Entity consider that the disadvantages and risks associated with the Corporatisation include:
•	loss of ability for Asciano to distribute excess free cash flows to securityholders as a distribution from the Trust to securityholders;

•	Ineligible Overseas Securityholders will have half of their Asciano securities sold through a nominee sale process following implementation of the Corporatisation (see Section 4.5);

•	the corporatised Asciano Limited group will commence paying tax earlier than if it were to remain part of a stapled structure which may disadvantage certain groups of investors who would prefer to receive pre-tax distributions;

•	the transaction costs associated with the Corporatisation; and

•	as the Corporatisation is subject to satisfaction of various conditions, there is a risk that one or more of these conditions may not be satisfied (see Section 4.4).
For more information on the disadvantages and risks of the Corporatisation see Section 4.9.
2.6 IMPACT OF THE CORPORATISATION ON THE STRUCTURE OF ASCIANO
Structure diagrams for Asciano before and after the Corporatisation are shown below.
Structure prior to Corporatisation
Structure post Corporatisation
Following the Corporatisation, the shares in Asciano Limited will be de-stapled from the units in the Trust. The Trust will be acquired directly by Asciano Limited through a Trust Scheme. The result will be that Asciano securityholders will hold shares in Asciano Limited only and Asciano Limited will become the sole listed parent of the Trust. Asciano securityholders (other than Ineligible Overseas Securityholders) will have the same voting power in Asciano Limited post Corporatisation as they had in Asciano pre-Corporatisation. A simplified version of this structure is shown below.
If the Corporatisation proceeds, The Trust Company (RE Services) Limited will continue to be the responsible entity for the Trust until after the Trust is no longer a registered managed investment scheme, at which time The Trust Company (RE Services) Limited is likely to be replaced as trustee by a wholly owned subsidiary of Asciano Limited. The exact timing of such a change has not yet been determined.

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1
3. QUESTIONS AND ANSWERS
3.1 OVERVIEW

FURTHER
QUESTION	ANSWER	INFORMATION
WHY IS ASCIANO ADOPTING THIS INITIATIVE?
The Boards of Asciano Limited and the Responsible Entity have proposed this initiative to enhance Asciano securityholder value, optimise the capital and corporate structure of Asciano and reposition Australia’s leading transport infrastructure company for the future.
Section 4.7

WHAT IS THE CORPORATISATION?
The Corporatisation is a proposed restructure of Asciano from a stapled structure to a single publicly listed Australian company. Following successful implementation of the Corporatisation, Asciano securityholders will hold only Asciano Limited shares.
Sections 2.1 and 4.1

Asciano securityholders will hold the same proportionate rights and liabilities in relation to Asciano’s business and assets before and after Corporatisation, subject to the proposed treatment of Ineligible Overseas Securityholders described in Section 4.5.

WHAT IS THE RATIONALE FOR THE CORPORATISATION?	The rationale for the Corporatisation is to adopt a simplified corporate structure which is expected to provide a number of benefits to Asciano securityholders.	Sections 4.2 and 4.7

WHAT ARE THE CONDITIONS TO THE CORPORATISATION?	The Corporatisation is subject to a number of conditions including:	Section 4.4

(a) obtaining Asciano securityholder approval in relation to the resolutions required to implement the Corporatisation, including resolutions to effect de-stapling, and implement the Trust Scheme and the Share Consolidation;

(b) receipt by the Responsible Entity of judicial advice in relation to the Trust Scheme;

(c) receipt by Asciano Limited of a ruling from the Australian Taxation Office regarding rollover relief for Asciano securityholders who hold their Trust units on capital account; and

(d) receipt of ASIC relief and ASX waivers and/or confirmations.

Asciano will announce to the ASX any material developments in the status of these conditions.

WHAT SECURITYHOLDER APPROVALS ARE REQUIRED FOR THE CORPORATISATION?
A number of securityholder approvals are required for the Corporatisation. Some of these approvals are ordinary resolutions (requiring more than 50% approval of the votes cast), and some are special resolutions (requiring at least 75% of the votes cast).
Section 4.10

In order for the Corporatisation to proceed, all of the Corporatisation Resolutions must be approved by the requisite majorities of eligible Asciano securityholders. If any of the Corporatisation Resolutions are not passed by the requisite majority, the Corporatisation will not proceed.

WILL THE TRUST COMPANY (RE SERVICES) LIMITED REMAIN AS RESPONSIBLE ENTITY FOR THE TRUST?
If the Corporatisation proceeds, The Trust Company (RE Services) Limited will continue to be the responsible entity for the Trust until after the Trust is no longer a registered managed investment scheme, at which time The Trust Company (RE Services) Limited is likely to be replaced as trustee by a wholly owned subsidiary of Asciano Limited. The exact timing of such a change has not yet been determined.

WHAT HAPPENS IF THE CORPORATISATION DOES NOT PROCEED?
Asciano will remain a stapled structure and Asciano securityholders will continue to hold Asciano securities, each security comprising of an Asciano Limited ordinary share and a Trust unit stapled together.
Section 4.14

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ASCIANO LIMITED     EXPLANATORY MEMORANDUM
3.2 FINANCING CONSIDERATIONS RELEVANT TO THE CORPORATISATION

FURTHER
EVENT	ANSWER	INFORMATION
WILL ASCIANO’S FINANCING ARRANGEMENTS BE AFFECTED BY CORPORATISATION?	No. Under Asciano’s existing financing arrangements, the consent of Asciano’s financiers is not required to implement the Corporatisation.
3.3 MEETINGS

WHO IS ENTITLED TO VOTE?
All eligible Asciano securityholders on the registers of Asciano Limited and the Trust at 7.00pm (AEST) on Monday, 25 October 2010, unless you are otherwise excluded in the manner set out in the Notice of Meetings.
Notice of Meetings and Notes on Voting

WHEN AND WHERE ARE THE MEETINGS?
The Meetings to consider the Corporatisation Resolutions have been called for 2.00pm (AEST) on Wednesday, 27 October 2010 in the Auditorium at the Melbourne Convention Centre, 1 Convention Centre Place, South Wharf, Victoria.
Notice of Meetings and Notes on Voting

WHAT HAPPENS IF AN ASCIANO SECURITYHOLDER DOES NOT VOTE ON THE VARIOUS RESOLUTIONS OR VOTES AGAINST THE RESOLUTIONS?
Different voting thresholds apply to the relevant resolutions. If the resolutions are approved by the requisite majorities of voting securityholders, the resolutions will be implemented even if you did not vote on the resolutions or voted against the resolutions.
Section 4.10 and Notice of Meetings

WHERE AND WHEN ARE PROXY FORMS SUBMITTED?	If you cannot attend the Meetings in person, you should complete the enclosed Proxy Form and return it to Computershare Investor Services Pty Limited:	Proxy Forms and Notes on Voting
•	personally or by post to:

Computershare Investor Services Pty Limited Yarra Falls 452 Johnston Street Abbotsford VIC 3067

•	Online at www.investorvote.com.au (in which case your appointment will need to be authenticated in the manner described on that website). You will require your SRN/HIN and Control Number, located on the front of your Proxy Form;

or

•	by facsimile:

+61 3 9473 2555,

as soon as possible and in any event by 2.00pm (AEST) on Monday, 25 October 2010.

ANY OTHER QUESTIONS?
If, after reading this Explanatory Memorandum, you have any questions about the Corporatisation, please call the Asciano securityholder information line on 1300 729 310 (within Australia) or +61 3 9415 4608 (outside Australia) Monday to Friday between 8.30am and 5.30pm (AEST).

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4. CORPORATISATION
4.1 OVERVIEW
On 1 September 2010, Asciano Limited and the Responsible Entity entered into the Corporatisation Implementation Deed, whereby the parties agreed to use their respective reasonable endeavours to restructure Asciano from a stapled structure to a single publicly listed Australian company. The Corporatisation includes the acquisition by Asciano Limited of all of the ordinary units of the Trust by way of a Trust Scheme. If approved, the Trust Scheme (when implemented) will be binding on all Scheme Unitholders, irrespective of whether or not they attended or voted at the Meetings.
The Corporatisation is subject to the satisfaction of the conditions set out in Section 4.4. A summary of the Corporatisation Implementation Deed is set out in Section 7.1. The Corporatisation will not change the underlying Asciano businesses.
4.2 CORPORATISATION TRANSACTIONS
There are 3 key steps in the Corporatisation, being:
(a)	de-stapling of securities: the Asciano securities will be de-stapled so that shares in Asciano Limited and units in the Trust can be dealt with separately to facilitate implementation of the further Corporatisation steps;

(b)	the Trust acquired by Asciano Limited for Asciano Limited shares: Asciano Limited will acquire all of the Trust units in return for the issue to Trust unitholders of one new Asciano Limited share for every Trust unit pursuant to the Trust Scheme (subject to special provisions for Ineligible Overseas Securityholders, as described in Section 4.5); and

(c)	Share Consolidation: Asciano Limited will undertake a 2:1 share consolidation. That is, for every two Asciano Limited shares held by an Asciano securityholder immediately prior to the Share Consolidation, it will hold one Asciano Limited share after the Share Consolidation. As a result, Asciano securityholders (other than Ineligible Overseas Securityholders) will hold the same number of Asciano Limited shares as the number of Asciano stapled securities that they held prior to the Corporatisation. For Ineligible Overseas Securityholders holding an odd number of Asciano securities on the Record Date (who would otherwise have a fractional entitlement to Asciano Limited shares post Share Consolidation), their existing holding of Asciano Limited shares will be rounded up to the nearest whole number after the Share Consolidation and the number of Asciano Limited shares held by the Sale Agent on their behalf will be rounded down to the nearest whole number after the Share Consolidation.
As a result of the Corporatisation, current Asciano securityholders will hold shares in a single holding company, Asciano Limited. Asciano Limited will hold all the Trust units. Asciano securityholders will hold the same proportionate rights and liabilities in relation to Asciano’s business and assets before and after Corporatisation, subject to the proposed treatment of Ineligible Overseas Securityholders described in Section 4.5.
4.3 TAX
The taxation consequences of the Corporatisation for Asciano securityholders will depend on the personal taxation and financial circumstances of each Asciano securityholder. General taxation implications of the Corporatisation are discussed in Section 6 (including the Class Ruling sought by Asciano from the Australian Taxation Office) and it is important that you read this carefully. Asciano securityholders should consult their own taxation advisers about the taxation consequences for them if the Corporatisation is implemented.
4.4 CONDITIONS AND STATUS OF THE CONDITIONS
The Corporatisation is subject to a number of conditions. Set out below are all of the key conditions to the implementation of the Corporatisation, together with a discussion on the status of these conditions.

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ASCIANO LIMITED     EXPLANATORY MEMORANDUM

CONDITION	STATUS
Asciano securityholder approvals in relation to the Corporatisation Resolutions, including special and ordinary resolutions to effect de-stapling, the Trust Scheme, the acquisition by Asciano Limited of a relevant interest in all the Trust units and the Share Consolidation (see Section 4.10 for details of the relevant resolutions and voting exclusions).
The relevant Meetings to consider the Corporatisation Resolutions are to be held on Wednesday, 27 October 2010.

The Responsible Entity obtaining judicial advice in relation to the Trust Scheme.	The Court has given the preliminary judicial advice as described in Section 4.11. If the Corporatisation Resolutions are passed by the requisite majorities of the Asciano securityholders, the Responsible Entity will ask the Court at the second Judicial Advice hearing whether it is justified in implementing the Trust Scheme.

Receipt by Asciano of a ruling from the Australian Taxation Office regarding rollover relief for Asciano securityholders who hold their Trust units on capital account.	Asciano has obtained a Class Ruling from the ATO on behalf of the Australian resident Asciano securityholders confirming that Trust unitholders will be eligible for capital gains tax (CGT) rollover under Subdivision 124-H of the ITAA 1997 in relation to the exchange of their units in the Trust for ordinary shares in Asciano Limited. As part of this Class Ruling, the ATO also confirmed that no adverse income tax consequences will arise for Asciano securityholders as a result of the share consolidation which will occur after the unit for share exchange.

For further information on tax implications of the Corporatisation, please see Section 6.

The approval for official quotation on the ASX of the new Asciano Limited shares to be issued as Consideration under the Trust Scheme.	An application for quotation will be made before the Implementation Date.

Receipt of any necessary or desirable ASIC relief and ASX waivers and/or confirmations, and the ASIC relief and ASX waivers and/or confirmations not being amended, withdrawn or revoked on or before 8:00am on the day of the second Court hearing.
See Sections 7.3 and 7.4.
Asciano will announce to the ASX any material developments in the status of these conditions.
4.5 FOREIGN SECURITIES LAWS AND INELIGIBLE OVERSEAS SECURITYHOLDERS
Restrictions in certain foreign countries make it impractical or unlawful to offer or receive the Asciano Limited shares in those countries. This Explanatory Memorandum and any accompanying documents do not constitute an offer or invitation in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of this Explanatory Memorandum and any accompanying documents in jurisdictions outside Australia may be restricted by law and anyone who receives this Explanatory Memorandum and accompanying documents should seek advice on and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.
No action has been taken to register or qualify the Asciano Limited shares or otherwise permit a public offering of such securities in any jurisdiction outside Australia. Asciano securityholders who hold Asciano securities on behalf of a beneficial owner resident outside Australia, Canada, Japan, New Zealand or Switzerland may not forward this Explanatory Memorandum (or accompanying documents) to anyone outside these countries, as this may constitute a breach of foreign securities laws. It is the responsibility of all overseas securityholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Corporatisation, including the obtaining of any government approval, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction. Specific jurisdictional disclaimers are set out in Section 7.2.

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(a) Permitted Securityholders
Based on the information available to Asciano as at the date of this Explanatory Memorandum, Asciano securityholders whose addresses are shown in the register on the record date for the Trust Scheme as being in the following jurisdictions will be entitled to have new Asciano Limited shares issued to them pursuant to the Corporatisation, subject to the qualifications, if any, set out below in respect of that jurisdiction:
•	Australia;

•	Austria, where (i) the Asciano securityholder is a “qualified investor” (as defined in the Prospectus Directive (Directive 2003/71/EC) as implemented in Austria) or (ii) the number of non-qualified investors is less than 100;

•	Canada;

•	China;

•	France, where (i) the Asciano securityholder is a “qualified investor” (as defined in Articles L. 411-2 and D. 411-1 to D. 411-3 of the French Monetary and Financial Code) or (ii) the number of non-qualified investors is less than 100;

•	Germany;

•	Hong Kong, where (i) the Asciano securityholder is a “professional investor” (as defined in the Securities and Futures Ordinance of Hong Kong) or (ii) the number of non-professional investors does not exceed 50;

•	Ireland, where (i) the Asciano securityholder is a “qualified investor” (as defined in the Irish Prospectus (Directive 2003/71/EC) Regulations 2005) or (ii) the number of non-qualified investors is less than 100;

•	Italy, where the Asciano securityholders number less than 100 persons;

•	Japan;

•	Luxembourg, where (i) the Asciano securityholder is a “qualified investor” (as defined in the Prospectus Directive (Directive 2003/71/EC) as implemented in Luxembourg) or (ii) the number of non-qualified investors is less than 100;

•	Netherlands, where (i) the Asciano securityholder is a “qualified investor” (as defined in the Prospectus Directive (Directive 2003/71/EC) as implemented in the Netherlands) or (ii) the number of non-qualified investors is less than 100;

•	New Zealand;

•	Norway, where (i) the Asciano securityholder is a “professional investor” (as defined in Norwegian Securities Regulation of 29 June 2007 no. 876) or (ii) the number of non-professional investors is less than 100;

•	Singapore, where (i) the Asciano securityholder is an “institutional investor” or “accredited investor” (as such terms are defined in the Securities and Futures Act of Singapore) or (ii) the number of other investors does not exceed 50;

•	South Africa, where (i) the Asciano securityholder is a bank registered or provisionally registered in terms of the Banks Act, a mutual bank registered or provisionally registered in terms of the Mutual Banks Act, or a long-term insurer as defined in the Long-term Insurance Act, or a short-term insurer as defined in the Short-term Insurance Act that is acting as principal or (ii) the acquisition cost of the shares is at least R100,000;

•	Sweden, where (i) the Asciano securityholder is a “qualified investor” (as defined in the Prospectus Directive (Directive 2003/71/EC) as implemented in Sweden) or (ii) the number of non-qualified investors is less than 100;

•	Switzerland;

•	Taiwan;

•	United Kingdom, where (i) the Asciano securityholder is a “qualified investor” (within the meaning of section 86(7) of the Financial Services and Markets Act 2000, as amended) or (ii) the number of non-qualified investors is less than 100;

•	United States; and

•	any other person or jurisdiction in respect of which Asciano Limited reasonably believes that it is not prohibited and not unduly onerous or impractical to implement the Trust Scheme and to issue Asciano Limited shares to an Asciano securityholder with a registered address in such jurisdiction.

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ASCIANO LIMITED     EXPLANATORY MEMORANDUM
(b) Ineligible Overseas Securityholders and Sale Agent
Asciano securityholders who do not satisfy the criteria referred to in Section 4.5(a) or who Asciano subsequently determines are resident in a jurisdiction in respect of which the issue to them of Asciano Limited shares pursuant to the Corporatisation is prohibited or unduly onerous or impractical will be Ineligible Overseas Securityholders.
Asciano Limited shares will not be issued to Ineligible Overseas Securityholders. Under the Trust Scheme, the Asciano Limited shares to which Ineligible Overseas Securityholders would otherwise have been entitled will be issued instead to the Sale Agent. Those Asciano Limited shares will then be consolidated on a 2:1 basis pursuant to the Share Consolidation. For Ineligible Overseas Securityholders holding an odd number of Asciano securities on the Record Date (who would otherwise have a fractional entitlement to Asciano Limited shares post Share Consolidation), their existing holding of Asciano Limited shares will be rounded up to the nearest whole number after the Share Consolidation and the number of Asciano Limited shares held by the Sale Agent on their behalf will be rounded down the nearest whole number after the Share Consolidation.
The Sale Agent will procure the sale of all these Asciano Limited shares on ASX during the 15 business days following the Implementation Date (or such longer period of time which the Sale Agent and Asciano Limited determines is reasonable having regard to the demand for Asciano Limited shares) at the price the Sale Agent determines. Asciano Limited will pay any brokerage associated with the sale of the Asciano Limited shares. The Sale Agent will sell the Asciano Limited shares in one or more tranches. It is expected that the sales will occur through, or be reported to, the ASX (including via special crossings).
The proceeds received will then be paid to Ineligible Overseas Securityholders (calculated on an averaged basis so that each Ineligible Overseas Securityholder receives the same amount per Asciano Limited share to which they would otherwise have been entitled, subject to rounding to the nearest whole cent). The proceeds of sale will be paid by making a deposit into an account with an Australian bank nominated by the Ineligible Overseas Securityholders with the Registry as at the Record Date. If the Ineligible Overseas Securityholder does not have a nominated Australian bank account with the Registry as at the Record Date, it will be sent a cheque drawn on an Australian bank in Australian currency for the proceeds of sale. The proceeds of sale will be paid to Ineligible Overseas Securityholders as soon as reasonably practicable after the sale of the relevant Asciano Limited shares (which is expected to be no more than 15 business days after the Implementation Date).
The sale price of the Asciano Limited shares and the proceeds of sale that Ineligible Overseas Securityholders will receive cannot be guaranteed. The proceeds of sale from the Sale Agent will not necessarily be the highest price at which Asciano Limited shares could be sold during the relevant period. The sale process will be conducted having regard to a range of factors, including:
•	the number of Asciano Limited shares that are to be sold by the Sale Agent. If a large number of Asciano Limited shares are to be sold, the sale price for those shares may be lower;

•	the prevailing market conditions including the price of the Asciano Limited shares on the ASX and the demand for Asciano Limited shares offered by the Sale Agent;

•	the need to maintain an orderly market for Asciano Limited shares; and

•	the period during which the sale process is undertaken.
Ineligible Overseas Securityholders will still hold the Asciano Limited shares that they held prior to the Corporatisation, although the number of those Asciano Limited shares will decrease due to the Share Consolidation, and the Ineligible Overseas Securityholder’s percentage interest in Asciano Limited will also decrease relative to other securityholders who are issued Asciano Limited shares.
As an alternative to participating in the sale by the Sale Agent, Asciano securityholders who expect to be Ineligible Overseas Securityholders at the Record Date may choose to sell their Asciano securities on market prior to the last day of trading of the Asciano securities before the Corporatisation takes effect.
There are a number of differences between selling Asciano securities on market and participating via the Sale Agent, including:
•	the price may be higher or lower;

•	under the Sale Agent process, Ineligible Overseas Securityholders have no control over the proceeds of sale they will receive;

•	Ineligible Overseas Securityholders will need to wait until the Sale Agent process is completed before they receive their proceeds of sale;

•	transfers and sales by the Sale Agent will only occur if the Corporatisation is implemented; and

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•	transfers and sales by the Sale Agent will only involve the new Asciano Limited shares issued pursuant to the Corporatisation (and not the existing Asciano Limited shares held by the Ineligible Overseas Securityholders).
ASIC has given the relief necessary to allow the Responsible Entity to deal with Ineligible Overseas Securityholders in this manner.
4.6 RECOMMENDATION OF THE BOARDS OF ASCIANO LIMITED AND THE RESPONSIBLE ENTITY
As each Asciano securityholder is treated equally under the proposed Corporatisation (subject to the procedures for Ineligible Overseas Securityholders), each of the directors on the Boards of Asciano Limited and the Responsible Entity (excluding John Atkin, who has absented himself from consideration of, and abstained from voting in respect of, the Corporatisation due to his role as a director of QR Limited) believes that they are free from any conflict of interest which would preclude them from giving any recommendation to Asciano securityholders in relation to the Corporatisation.
The Boards of Asciano Limited and the Responsible Entity have considered the proposed Corporatisation and believe it to be in the best interests of Asciano and Asciano securityholders.
For the reasons set out in this Explanatory Memorandum:
•	the Boards of Asciano Limited and the Responsible Entity recommend that Asciano securityholders vote in favour of the Corporatisation Resolutions; and

•	each member of the Asciano Limited Board intends to vote any Asciano securities that they hold in favour of the Corporatisation Resolutions.
Mr Atkin, who is a director of the Responsible Entity, does not make any recommendation in respect of the Corporatisation as he has not participated in consideration of the Corporatisation due to his role as a director of QR Limited.
4.7 WHY IS THE STAPLED STRUCTURE NO LONGER NECESSARY?
The historical reasons for adopting a stapled structure at the time of the Toll/Asciano demerger are no longer compelling given the changes in Asciano’s business and funding arrangements since that time.
The Trust was originally set up to be a financing trust and to be the funding entity for the Asciano group. At the time of the Toll / Asciano demerger in June 2007, there was a single source of primary funding for the Asciano group, being the bank facilities provided under the LNSA to the Trust (with the Trust then on-lending those facilities to Asciano Limited and a subsidiary of Asciano Limited for distribution throughout the Asciano group).
Prior to recent amendments to the LNSA, those facilities had a sizeable maturity concentration in 2010. During the 2009-2010 financial year, Asciano undertook several initiatives to reduce its indebtedness and to extend the maturity profile of its LNSA facilities, including Asciano’s 2009 capital raising (proceeds of which were largely applied in repaying LNSA facilities due to mature in 2010), and discussions with the LNSA lenders that have led to refinancing of near term LNSA facilities. The end result of these initiatives is that Asciano has no LNSA indebtedness maturing prior to May 2012.
To capitalise on these initiatives, Asciano has adopted a revised funding strategy, which includes the following:
•	Asciano Finance Limited (a wholly owned subsidiary of Asciano Limited) has been substituted in place of the Trust as the Borrower under the LNSA. As a result, the Trust no longer has a material role under the LNSA;
•	Asciano Finance Limited is now the sole issuer of debt securities and finance raising vehicle for the Asciano group;

•	it has negotiated and implemented amendments to the LNSA that have led to the removal of prohibitions on borrowing outside of the LNSA, increasing Asciano’s potential funding base;

•	it has agreed the terms on which security granted by Asciano and its holding companies will be released, and all security previously given to the banks under the LNSA will be released if Asciano proceeds with a bond issue as part of its revised funding strategy; and

•	it has implemented several key changes to the LNSA to facilitate Asciano’s medium term debt strategies, which focus on diversifying debt funding and lengthening its maturity profile. These include:
•	the release of security described in the paragraph above;

•	amendments that facilitate funding in the Australian and international capital markets;

•	completion of the refinancing of bank facilities expiring in 2010 which extended the maturity dates for those facilities to December 2013 and December 2014, respectively; and

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ASCIANO LIMITED     EXPLANATORY MEMORANDUM
•	removal of restrictive covenants that previously limited Asciano’s ability to diversify its funding base.
In addition, at the time of the Toll / Asciano demerger in June 2007, stapled structures were commonplace. They were also popular among new listings, with over 30 in Australia during the period from 2005 to 2007 (inclusive). This has now changed, with only 3 listings occurring in Australia during the period from 2008 to June 2010.
A key benefit of a stapled structure is that unlike companies, trusts can return surplus cash to members without having accounting profits, or generating an immediate tax liability to members. The return of capital reduces the investor’s cost base in the Trust units without an immediate tax cost. Ultimately, a capital gain arises when either all the cost base has been used up through capital returns, or when an investor sells the stapled security. However, Asciano anticipates that increased profitability will mean Asciano will be more likely to be able to pay fully franked dividends in the future if it wishes to return cash to its investors. For some investors, a franked dividend from Asciano Limited may be more desirable than a non-taxable distribution from the Trust.
4.8 ADVANTAGES OF THE CORPORATISATION
The Boards of Asciano Limited and the Responsible Entity consider that the main advantages of the Corporatisation are:
(a)	Better reflection of Asciano as a growth stock

At the time of Toll / Asciano demerger in June 2007, stapled structures were commonplace in the infrastructure sector. They were originally pioneered within the infrastructure sector to finance assets such as toll roads, and were subsequently introduced throughout the sector. Because of the predictability of cash flows, long term operating concessions and, typically, low capital expenditure requirements, high leverage was able to be supported. In addition to funding the initial acquisition of such assets, debt was used, in conjunction with the stapled structure, to effectively bring forward future cash flows for distribution to equity providers.

Following the global financial crisis, the general perception of stapled structures has changed and they are now associated with excessive leverage and obtaining yields through asset revaluations and borrowing rather than cash flow. In addition, economic and market conditions of the last two years have reinforced the importance of sustainable funding structures and the risks of leverage.

The perception of the stapled structure as having high levels of gearing and allowing a higher level of financial engineering in the accounts dissuades many potential professional and institutional investors from considering Asciano as a good investment for their funds.

Furthermore, the yield focused stapled structure, which is dependent on borrowings, is inappropriate and unsustainable for a group such as Asciano, which faces sizeable growth opportunities and material recurring capital expenditure requirements. The high level of capital expenditure requirements, particularly (but not solely) in the Asciano coal business, places Asciano as a growth stock, not a yield stock, and Asciano’s corporate structure should be reflective of this.

(b)	Improved access for Asciano to non-resident investors

Asciano’s stapled structure may limit the span of potential investors to Asciano due to a number of factors. For some non-resident investors, Asciano’s current stapled structure and the tax status of distributions in their home jurisdiction may be a disincentive to investment.

There are also a number of potential institutional investors who may be prohibited from investing in stapled securities under their investment mandates, particularly certain potential investors located in the United States and Japan.

(c)	Creating a simplified structure that may have greater appeal to a broader range of investors

A simplified corporate structure may attract greater interest from some investors whose understanding of the trust structure or whose investment mandate may have previously precluded investment in Asciano.

More generally, it may improve investors’ understanding of the structure. Asciano currently receives many queries, especially from retail investors, on issues associated with the stapled structure, such as the nature of distributions and tax implications. The complexity associated with a stapled structure causes difficulties for some investors when assessing Asciano and then managing their holdings.

The restrictions, complexities and perceptions associated with Asciano’s current stapled structure may limit the scope of potential Asciano investors, which may in turn limit liquidity in the stock.

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(d)	Improve fl exibility to implement capital and other initiatives

Corporatisation would also improve Asciano Limited’s ability to implement capital initiatives. For example, as part of the Asciano capital raising in 2009, the Responsible Entity was required to amend the Trust Constitution before it could issue units at $1.10 per security. This added a layer of complexity to the transaction.

Corporatisation would also improve turn around time on other decisions involving the Trust. The Responsible Entity has been consistently responsive but fulfilling its obligations as responsible entity inevitably requires time. The requirement therefore to consult with the Responsible Entity, provide them with necessary information and allow them time to hold Board or other meetings and arrive at independent decisions, can make it difficult to implement Asciano decisions quickly.

(e)	Simplified financial reporting requirements

The Corporatisation will produce greater clarity in relation to the reporting structure applying to Asciano. Asciano’s current stapled structure requires the production of multiple sets of accounts and a complex tax statement for investors to review their securityholding. The new structure would require only one set of financial accounts for Asciano securityholders and tax statements would be replaced by a normal dividend statement.

(f)	Reduction in head office costs due to reduced administrative complexity

The Corporatisation will enable the reduction of costs through elimination of duplicative financial, audit, director and other related costs associated with having a stapled structure. Costs associated with preparing an annual tax guide, and additional consulting costs and the Responsible Entity expenses for matters involving both Asciano Limited and the Trust (such as capital raisings or the issue of options) may also be reduced.

Annual costs are likely to be reduced by approximately $250,000 (assuming one routine transaction involving the Trust per annum). Costs would also be saved on any major projects involving the stapled structure, as the Responsible Entity and Asciano would not need to obtain the separate legal advices that they must now obtain (at Asciano Limited’s cost) under the current stapled structure. Since demerger (but excluding the Corporatisation), approximately $500,000 has been spent on legal advice required by the Responsible Entity, as is appropriate for a responsible entity, in addition to increased fees for Asciano Limited to receive its own advice on matters that involve the Trust.

Registry fees are also approximately $125,000 higher for any distributions made out of the Trust than for the equivalent dividend payment made out of Asciano Limited.

Finally, removing the complexity of a stapled structure would save considerable internal management time spent by company secretarial, legal, tax, treasury, group finance and investor relations teams. This would free up time to spend on value creating projects for the overall Asciano group.

(g)	Historical reasons for stapled structure no longer compelling

As discussed above in Section 4.7, the historical reasons for Asciano adopting a stapled structure are no longer compelling. The Corporatisation will remove the complexities associated with such a structure given there is little benefit to Asciano in retaining this structure in its current circumstances.
4.9 DISADVANTAGES OF THE CORPORATISATION
Although the Boards of Asciano Limited and the Responsible Entity unanimously recommend that Asciano securityholders vote in favour of the Corporatisation, the Boards of Asciano Limited and the Responsible Entity consider Asciano securityholders should take into account the following potential disadvantages of the Corporatisation:
(a)	Distribution of cash flow in excess of profits becomes more complex

Under the existing structure, Asciano is able to distribute excess free cash flows to Asciano securityholders predominantly as a distribution from the Trust to Asciano securityholders. Under the current legislation governing payment of dividends by Australian companies, following the Corporatisation, Asciano would only be able to distribute cash (other than a return of capital or buy back) by way of a dividend to the extent that Asciano Limited’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend, it is fair and reasonable to shareholders as a whole and it does not materially prejudice Asciano Limited’s ability to pay its creditors.

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ASCIANO LIMITED     EXPLANATORY MEMORANDUM
(b)	Tax

While franked dividends are advantageous to most shareholders, there may be some, such as non-resident securityholders who are taxed on capital account, who would prefer to receive capital distributions as they are unable to utilise franking credits. There may also be some resident Asciano securityholders who prefer pre-tax distributions because they have capital losses with which to absorb an eventual increased capital gain. The effect of the Corporatisation on any securityholder will depend on that securityholder’s individual circumstances. Asciano securityholders should consult their own taxation advisers about the taxation consequences for them if the Corporatisation is implemented.

(c)	Transaction costs

One-off transaction costs will be incurred as part of the Corporatisation, including costs associated with convening the relevant meetings and seeking judicial advice, adviser fees, financial, legal, tax, accounting and other costs. These costs are likely to be in the range of $1m to $1.5m.

However, it should be noted that the ongoing annual cost savings which would be achieved by Corporatisation outweigh the one-off transaction costs over time.

(d)	Ineligible Overseas Securityholders will essentially be cashed out

A small number of Ineligible Overseas Securityholders will not retain the Asciano Limited shares allocated to them under the Corporatisation. Instead, the Asciano Limited shares which those securityholders would otherwise have received under the Corporatisation if they were not Ineligible Overseas Securityholders will be issued to the Sale Agent.

The Sale Agent will sell those Asciano Limited shares and the proceeds from the sales will be remitted to the relevant securityholders. Ineligible Foreign Securityholders will still hold the Asciano Limited shares that they held prior to the Corporatisation although the number of those Asciano Limited shares will decrease due to the Share Consolidation. Furthermore, their percentage interest in Asciano Limited will also decrease relative to other Asciano securityholders who are issued Asciano Limited shares under the Corporatisation.

However, the transaction will not be materially prejudicial to the interests of the Ineligible Overseas Securityholders given that they will receive a cash equivalent for the Asciano Limited shares they would otherwise have retained under the Corporatisation.
4.10 EXPLANATION OF THE CORPORATISATION RESOLUTIONS
The Corporatisation involves a number of inter-conditional resolutions, including resolutions to approve the acquisition by Asciano Limited of the Trust units, amend the Asciano Limited Constitution and the Trust Constitution to effect de-stapling and introduce the Trust Scheme, and to effect the Share Consolidation.
Each of the Corporatisation Resolutions are described below and are set out in full in the Notice of Meetings. Each Corporatisation Resolution will be inter-conditional with each other Corporatisation Resolution, and none of them will become effective until each of the Corporatisation Resolutions have been passed by the requisite majorities of Asciano securityholders.
To the extent that the resolutions below involve amendments to the Asciano Limited Constitution the proposed amendments will be tabled at the Meetings and are currently available for review on the Asciano website. After the amendments have been passed and have become effective, a consolidated version of the Asciano Limited Constitution will be available on the ASX and Asciano websites.
(a)	Trust Resolutions

The Trust Scheme is an arrangement pursuant to which all of the Trust units are transferred to Asciano Limited. This transfer requires the Trust unitholders to approve two inter-conditional resolutions at the Trust Meeting. Asciano expects that all Trust unitholders will have the same interest in these resolutions and thus all Trust unitholders will be entitled to vote. No votes may be cast in favour of the resolution by Asciano Limited and its associates if they have an interest in the resolution other than as a member.

Amendment to Trust Constitution

The Trust unitholders will be required to approve Resolution 7 to:
•	remove all references to stapling in the Trust Constitution;

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•	remove all references to the Options and Rights Plan and Placement Rules (as those terms are defined in the Trust Constitution), under which Asciano employees may have received entitlements to Asciano securities (those plans will only apply to Asciano Limited shares (not Asciano securities) following Corporatisation); and

•	give effect to the Trust Scheme.
The proposed amendments to the Trust Constitution are set out in the Supplemental Deed Poll, and include introducing specific mechanical provisions into the Trust Constitution which have the effect of each Trust unitholder appointing the Responsible Entity as responsible entity for the Trust as its attorney and agent to effect the transfer of its Trust units to Asciano Limited. The Responsible Entity will be authorised to execute and lodge with ASIC a copy of the Supplemental Deed Poll.

The amendments to the Trust Constitution must be approved by special resolution passed by at least 75% of the votes cast by Trust unitholders present in person or by proxy and entitled to vote on the resolution.

Acquisition Resolution

Trust unitholders will also be required to approve the acquisition by Asciano Limited of a relevant interest in all the Trust units for the purposes of item 7 of section 611 of the Corporations Act.

The acquisition of a relevant interest in 100% of the Trust units by Asciano Limited under the Trust Scheme must be approved as an ordinary resolution passed by more than 50% of the votes cast by Trust unitholders present in person or by proxy and entitled to vote on the resolution. This is required under item 7 of section 611 of the Corporations Act.

(b)	Asciano Limited Resolutions

The resolutions that Asciano Limited shareholders are required to pass to effect the Corporatisation will be considered at the Asciano Limited Annual General Meeting for 2010. Asciano does not expect that any Asciano Limited shareholders will be excluded from voting on these resolutions.

Amendment to Asciano Limited Constitution

Asciano Limited shareholders will be required to approve amendments to the Asciano Limited Constitution to remove the references to stapling in the Asciano Limited Constitution.

This resolution must be approved by special resolution passed by at least 75% of the votes cast by Asciano Limited shareholders present in person or by proxy and entitled to vote on the resolution.

Resolution to effect the Share Consolidation

Asciano Limited shareholders will be required to approve the Share Consolidation. The Share Consolidation must be approved as an ordinary resolution passed by more than 50% of the votes cast by Asciano Limited shareholders present in person or by proxy and entitled to vote on the resolution. This is required under section 254H of the Corporations Act.
4.11 IMPLEMENTING THE CORPORATISATION AND ROLE OF THE COURT
(a)	Meetings

Following the receipt of preliminary judicial advice, the Responsible Entity has determined to convene the Trust Meeting to consider the Trust Scheme (pursuant to which Asciano Limited will acquire all of the Trust units).

The Trust Meeting and the Asciano Limited Annual General Meeting will be held simultaneously on the same day, but will be held as separate meetings.

(b)	Judicial advice

On 10 September 2010, the Responsible Entity obtained preliminary judicial advice from the Supreme Court of New South Wales that the Responsible Entity was justified in:
(i)	proceeding on the basis that the amendments to the Trust Constitution as set out in the Supplemental Deed Poll, following approval by special resolution of Trust unitholders would be within the powers of alteration contained in the Trust Constitution and under section 601GC of the Corporations Act; and

(ii)	convening a meeting of Trust unitholders to consider and, if thought fit, to agree to (with or without modification) Resolutions 7 and 8 as set out in the Notice of Meetings.

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ASCIANO LIMITED     EXPLANATORY MEMORANDUM
In the event that:
(iii)	all the Corporatisation Resolutions are approved by the requisite majority of Asciano Limited shareholders and Trust unitholders; and

(iv)	all conditions to the Trust Scheme (other than receipt of judicial advice) have been satisfied or (where applicable) waived, the Responsible Entity will ask the Court at the second Judicial Advice hearing whether it is justified in implementing the Trust Scheme. The second Judicial Advice hearing will take place at 10.00am on Wednesday, 3 November 2010 before Justice Barrett in the Supreme Court of New South Wales, after all of the Conditions to the Corporatisation (other than receipt of judicial advice and the approval for official quotation on the ASX of the new Asciano Limited shares to be issued as Consideration under the Trust Scheme) have been satisfied or (where applicable) waived. Each Asciano securityholder has the right to appear at the second Judicial Advice hearing.
(c)	Implementation steps

If judicial advice to proceed with the Trust Scheme is received, and all of the other Conditions have been satisfied or waived, Asciano will take or procure the taking of steps required for the Corporatisation to be implemented, including announcing to the ASX that all of the Conditions to the Corporatisation are satisfied or waived.

Following this announcement, the Corporatisation will take effect following the steps set out in Section 4.2 and on the Implementation Date:
•	the Trust will execute a master transfer on behalf of all Scheme Unitholders to transfer all the Trust units to Asciano Limited and deliver the master transfer to Asciano Limited or otherwise effect a transfer of such Trust units in CHESS and enter the name of Asciano Limited in the register in respect of all Trust units;

•	Asciano Limited will provide the Consideration to each Scheme Unitholder or, in the case of Ineligible Overseas Securityholders, to the Sale Agent;

•	the Share Consolidation will occur; and

•	the Sale Agent will be authorised to proceed with the sale of the Asciano Limited shares it has received in respect of Ineligible Overseas Securityholders as described in Section 4.5(b).
(d)	Timetable for implementation and trading in Asciano securities

The timetable for implementation of the Corporatisation will depend on the date all Conditions to the Corporatisation are satisfied or waived. The timetable below is presently expected to take place between 3 and 18 November 2010. However, no assurance is given that all Conditions will be satisfied.

Based on “T” being the date Asciano announces to the ASX that all of the Conditions to the Corporatisation are satisfied or waived, and the “+ number” being the number of ASX business days after the announcement, the timetable for implementation will be as follows:

DATE	EVENT
T	Effective Date – Asciano announces to the ASX that all of the Conditions are satisfied or waived

T+2	Last date for Asciano securities to trade on a cum-Corporatisation basis

T+3	Commencement of trading of Asciano Limited shares on a deferred settlement basis

T+7	Record Date

T+8	Implementation Date for all of the steps referred to in Section 4.11(c)

T+10	New holding statements dispatched to Asciano Limited shareholders

T+11	Normal trading of Asciano Limited shares commences

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(e)	Warranty by Asciano securityholders about their Asciano securities

The Trust Scheme and the Supplemental Deed Poll will each contain a provision, the effect of which is that all Scheme Unitholders, including those who vote against the Corporatisation Resolutions and those who do not vote, will be deemed to have warranted to Asciano that their Asciano securities are fully paid and are not subject to any encumbrances or interests of third parties.

(f)	No set off of Consideration

The Consideration to which any Scheme Unitholder is entitled under the Trust Scheme will be paid in full in accordance with the terms of the Trust Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which Asciano Limited may otherwise be, or claim to be, entitled against such Scheme Unitholder.
4.12 EFFECT OF THE CORPORATISATION
If the Corporatisation is implemented, Asciano securityholders will hold their investment in Asciano through Asciano Limited only, a single Australian listed company. Asciano securityholders will hold the same proportionate rights and liabilities in relation to Asciano’s business and assets before and after Corporatisation, subject to the proposed treatment of Ineligible Overseas Securityholders described in Section 4.5. The Corporatisation will not change the assets (including how those assets are held within the Asciano group) or structure of the underlying business, the employment of present employees or the operations of Asciano.
Following the Corporatisation, the Responsible Entity will continue to be the responsible entity for the Trust until such time as the Trust is no longer a registered managed investment scheme. Whilst the Responsible Entity remains as responsible entity, it will continue to exercise its role with the benefit of recommendations from Asciano Finance Limited (as manager of the Trust under the Investment Management Deed dated 13 April 2007). If the Corporatisation proceeds, Asciano expects that it will seek to have the Trust deregistered as a managed investment scheme as soon as reasonably practicable given that there will be no need for the Trust to remain registered, but the exact timing of such a change has not yet been determined.
4.13 GOVERNANCE TRANSITION
If the Corporatisation is approved, Asciano will transition to become a single Australian listed company. Following the Corporatisation (and subject to Mr Peter George being re-elected at these Meetings) the Asciano Limited Board will continue to be constituted as follows:
•	Mr Malcolm Broomhead (Chairman, Non Executive Director)

•	Mr Mark Rowsthorn (Managing Director, CEO)

•	Mr Chris Barlow (Non Executive Director)

•	Dr Bob Edgar (Non Executive Director)

•	Mr Peter George (Non Executive Director)

•	Mr Geoff Kleemann (Non Executive Director)
The Asciano Limited Board also intends to appoint an additional Asciano Limited Board member in the near term, and is considering another appointment in the next 12 to 18 months.
4.14 IMPLICATIONS IF THE CORPORATISATION IS NOT APPROVED
If the Corporatisation does not proceed because one of the conditions set out in Section 4.4 is not satisfied or waived, Asciano will remain as a stapled structure and Asciano securityholders will continue to hold Asciano securities, each security comprising an Asciano Limited ordinary share and a Trust unit stapled together.
4.15 FINANCING
As the Trust units are being exchanged for Asciano Limited shares, no debt funding is required to effect the Corporatisation. None of the current cash resources of Asciano will be used to finance the Corporatisation, aside from the payment of transaction costs and any brokerage costs associated with the sale of Asciano Limited shares by the Sale Agent. These transaction costs will largely have already been incurred prior to the date of this Explanatory Memorandum in presenting the Corporatisation proposal to members.

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ASCIANO LIMITED     EXPLANATORY MEMORANDUM
4.16 SUBSTANTIAL HOLDERS AND ISSUED CAPITAL
On 28 June 2010, being the date of announcement of the Corporatisation initiative, there were 2,926,103,883 Asciano securities on issue.
If the Corporatisation (including the Share Consolidation) occurs, shortly after the Corporatisation there will be 2,926,103,883 Asciano Limited ordinary shares on issue. Asciano securityholders (other than Ineligible Overseas Securityholders) will have the same voting power in Asciano Limited post Corporatisation as they had in Asciano pre-Corporatisation.
There are no other outstanding warrants, derivatives or other securities issued by Asciano that carried a right to subscribe for or which were convertible into Asciano securities (other than the option holders referred to in Section 4.17).
Information regarding the substantial holders of Asciano is available from the substantial holder notices provided to Asciano and available on the ASX website. In addition, information regarding the top 20 holders of Asciano as at 1 September 2010 is set out in Asciano’s 2010 Annual Report. The Corporatisation will not change the proportionate holding of any Asciano securityholder, including substantial holders, in Asciano Limited (unless they are Ineligible Overseas Securityholders). However, as the Trust will cease to be listed following the Corporatisation (as it will become wholly owned by Asciano Limited), all Asciano securityholders, including substantial holders, will cease to be holders of the Trust.
4.17 OPTIONHOLDERS
Asciano currently has 21,182,822 options on issue. Each existing optionholder has been asked to execute a deed poll, under which they will irrevocably waive any right to acquire or subscribe for Trust units pursuant to the exercise of their existing options on or after implementation of the Corporatisation. No adjustment will be made to the number of Asciano Limited shares issued upon the exercise of an option as a result of the Corporatisation. As at 10 September 2010, 46 out of the 71 optionholders have executed this deed poll. Asciano Limited reasonably expects to receive an executed deed poll from each remaining optionholder prior to the Meetings.
4.18 CHESS
The new Asciano Limited shares will participate from the date of commencement of quotation in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd. They must be held in uncertificated form (i.e. no security certificate will be issued) on the CHESS subregister under sponsorship of a sponsoring participant (usually a broker) or on the issuer-sponsored subregister.
Arrangements can be made at any subsequent time to convert your holding from the issuer-sponsored subregister to the CHESS subregister under sponsorship of a sponsoring participant or vice versa by contacting your sponsoring participant.
4.19 COSTS
The costs of the Corporatisation will be borne by Asciano Limited. The costs of the Corporatisation and of its implementation are expected to amount to approximately $1 million– $1.5 million. The majority of these have already been incurred and consist of fees for legal advice, tax advice, accounting, printing and other related charges.
5. ASCIANO OVERVIEW AND FINANCIAL UPDATE
5.1 ASCIANO’S BUSINESSES
Asciano’s main businesses operate in transport infrastructure. The company brings together the Pacific National rail operations with the Patrick ports and stevedoring businesses to create a unique transport infrastructure company.
Pacific National is a leading provider of bulk haulage services for coal, grain and bulk industrial products. Asciano is also the leading provider of intermodal services – providing interstate rail freight services to freight forwarders and steel manufacturers.
Through Patrick’s ports and stevedoring business, Asciano operates container terminals with operations in Australia’s four largest container ports. Asciano provides a network of ports-related freight services and logistics to importers and exporters. It is Australia’s leading operator of private

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ports and bulk cargo terminals, and the country’s largest provider of bulk and general stevedoring services. Asciano also provides a fully integrated supply chain solution to the motor vehicle industry through its Patrick Autocare business.
The Asciano investment portfolio includes:
•	Four container terminals at Australian ports;

•	Bulk export facilities;

•	Stevedoring equipment; and

•	Rail operations (including transport of freight and commodities, terminal facilities and rolling stock management).
Asciano also invests in a number of strategic joint ventures, including Patrick Autocare (processing, storage and distribution of motor vehicles) and AAT (logistics and freight forwarding).
5.2 DISTRIBUTION POLICY
The current distribution policy is determined by the constitutions of Asciano Limited and the Trust. The Trust Constitution requires that all distributable Trust income be distributed to Trust unitholders at least annually, however the Responsible Entity may make any provisions or reserves of amounts that the Responsible Entity determines proper for the purposes of the Trust. Asciano Limited’s Constitution states that the Board may determine when dividends are to be paid, and the amount of the dividends.
In keeping with the Asciano Limited Board’s intention to simplify Asciano’s structure to be more consistent with other major listed investment grade companies, Asciano Limited has adopted distribution payout ratio guidance of 20% to 30% of net profit after tax (before significant items) with a goal to increase the payout ratio over the medium term as leverage improves. Based on current forecasts, under this policy Asciano Limited expects to be able to support high levels of franking in FY11, with fully franked dividends from FY12.
5.3 FINANCIAL INFORMATION FOLLOWING THE CORPORATISATION
Copies of Asciano’s audited Financial Report for the financial year ended 30 June 2010 can be found on Asciano’s website at www.asciano.com
As at the date of this Explanatory Memorandum and so far as is known by the Boards of Asciano Limited and the Responsible Entity, there are no material changes to the financial position of Asciano since the date of that full year report and financial statements.
Asciano Limited does not expect that there will be a material impact on the financial position of Asciano arising from the Corporatisation. The consolidated financial position of Asciano following the implementation of the Corporatisation is expected to be similar to the position prior to the Corporatisation.
Currently, the consolidated statement of financial position for Asciano represents the consolidation of the financial position of Asciano Limited, Asciano Finance Trust and the entities they control, with Asciano Limited being identified as the parent entity of the consolidated group. Following the Corporatisation, Asciano Limited will remain the parent entity of the consolidated group and Asciano Finance Trust will be one of the entities which Asciano Limited controls. As there will be no change to the parent entity or the entities forming the consolidated group, the net assets of the group will remain approximately the same. Asciano Finance Trust will be consolidated into the Asciano group in the same manner as all other controlled entities, whereas previously the Trust was reflected as part of the Non Controlling Interest under equity.
6. TAX
(a) General
This part of the booklet provides a guide to the general Australian tax implications that will arise for Asciano securityholders as a result of the implementation of the Corporatisation, based on income tax legislation enacted at the date of this Explanatory Memorandum. It does not purport to be a complete analysis nor to identify all potential tax consequences nor is it intended to replace the need for specialist tax advice in respect of the particular circumstances of individual Asciano securityholders.
Asciano recommends that all Asciano securityholders consult their tax advisers as to the tax consequences of the Corporatisation.

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ASCIANO LIMITED     EXPLANATORY MEMORANDUM
(b) Australian income tax consequences
This section is not applicable to all Asciano securityholders and, in particular, does not apply to:
•	Asciano securityholders who do not hold their Trust units as capital assets (for example, Asciano securityholders who hold their Trust units as trading stock or revenue assets for the purpose of resale at a profit); and

•	This section does not address any tax implications which might arise in countries other than Australia for non-Australian resident Asciano Securityholders.
Asciano has obtained a Class Ruling from the ATO on behalf of the Australian resident Asciano securityholders confirming that Trust unitholders will be eligible for capital gains tax (CGT) rollover under Subdivision 124-H of the ITAA 1997 in relation to the exchange of their units in Trust for ordinary shares in Asciano Limited. As part of this Class Ruling, the ATO also confirmed that no adverse income tax consequences will arise for Asciano securityholders as a result of the Share Consolidation which will occur after the unit for share exchange.
On the basis of these ATO confirmations, the income tax implications for Asciano securityholders are set out below:
De-stapling of securities
The legal mechanism giving effect to the stapled arrangement is contained within each entity’s respective constitution. The effect of de-stapling will merely vary existing contractual arrangements in place under the Asciano Limited Constitution and the Trust Constitution. No change in ownership of Trust units or Asciano Limited occurs as a result of de-stapling. Accordingly, de-stapling of Asciano securities should not result in a CGT liability for Asciano securityholders.
Trust acquired by Asciano Limited for Asciano Limited shares
Any capital gain otherwise made by Trust unitholders who elect CGT rollover on disposal of their Trust units should be disregarded. The cost base and reduced cost base in the new Asciano Limited shares received by Trust unitholders should be equal to the cost base of their original units in Trust. There should be no CGT implications for non-Australian resident Securityholders.
Share Consolidation
The Share Consolidation will be undertaken in accordance with section 254H of the Corporations Act. No ordinary shares in Asciano Limited will be cancelled as a result of the Share Consolidation. Asciano Limited shareholders will not receive any capital proceeds consequent to the reduction in the number of shares on issue, nor will there be a change to the proportionate interests held by each Asciano Limited shareholder in Asciano Limited.
Accordingly no CGT event will occur as a result of the Share Consolidation and therefore there will be no taxation implications arising for Asciano Limited shareholders.
The CGT cost base of each share held in Asciano Limited post the Share Consolidation should be equal to the sum of the CGT cost bases of the new Asciano Limited share issued under the Corporatisation and original Asciano Limited share held. This will be the same as the cost base of the original stapled security immediately prior to Corporatisation.
Tax treatment of future distributions
As Asciano Limited will be a single holding company, any distributions going forward will be in the form of dividends. Australian resident Asciano Securityholders will be required to include any dividend received and any associated franking credit in their assessable income and a tax offset may be allowable against any tax payable.
Where dividends are paid to non-Australian resident Asciano securityholders, the implications will depend on whether the dividend is franked or unfranked. Franked dividends will not be subject to any further Australian income tax. To the extent that the dividends are unfranked, the dividends will be subject to Australian dividend withholding tax at the rate of 30% (this may vary depending on the Double Tax Agreement in force with the recipient’s country of residence).
Disposal of Asciano Limited shares after the Corporatisation
A disposal of Asciano Limited shares after Corporatisation will be a CGT Event and Australian resident shareholders will be required to calculate a capital gain or loss. Certain shareholders who hold their shares on capital account (such as individuals and superannuation funds who have held their shares for more than 12 months) may be entitled to discounted CGT treatment (that is, 50% discount for individuals and one-third discount for superannuation funds).

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For the purposes of the 12 month ownership condition, Asciano securityholders will be taken to have acquired their Asciano Limited shares on the date they acquired their Trust units. Non-Australian resident Securityholders will not be subject to CGT on disposal of their shares.
(c) Stamp Duty and Brokerage
Asciano securityholders will pay no Australian stamp duty or brokerage on the issue of Asciano Limited shares under the Corporatisation.
(d) Goods and Services Tax (GST)
Asciano securityholders will not be liable for (or be required to pay) GST on the receipt of Asciano Limited shares.
7. ADDITIONAL MATTERS
7.1 CORPORATISATION IMPLEMENTATION DEED
Asciano Limited and the Responsible Entity, have entered into a Corporatisation Implementation Deed to give effect to the Corporatisation.

PARTIES	Asciano Limited and the Responsible Entity.

BACKGROUND	The purpose of the Corporatisation Implementation Deed is to document the agreement between the parties to implement a Corporatisation of Asciano so that the Trust comes to be directly wholly owned by Asciano Limited.

CONDITIONS	The Corporatisation will not be implemented unless and until:

• the Corporatisation Resolutions have been passed to effect the Corporatisation;

• The Responsible Entity has received judicial advice that it is appropriate to implement the Trust Scheme;

• Asciano Limited has received a ruling from the Australian Taxation Office regarding rollover relief for Asciano securityholders who hold their Trust units on capital account;

•    all necessary or desirable ASIC relief and ASX waivers and/or confirmations required to effect the Corporatisation are granted, and the ASIC relief and ASX waivers and/or confirmations are not amended, withdrawn or revoked on or before 8:00am on the day of the second Court hearing; and

• the new Asciano Limited shares to be issued as Consideration under the Trust Scheme have been approved for official quotation on the ASX.

OBLIGATIONS TO IMPLEMENT CORPORATISATION	Each of the Responsible Entity and Asciano Limited must execute all documents and do all things necessary for the implementation and performance of the Corporatisation. This includes:

(a) convening meetings for the purposes of obtaining all necessary securityholder resolutions;

(b) preparing and lodging all documents required under the Corporations Act and ASX Listing Rules; and

(c) filing Court applications and seeking all Court orders necessary to implement the Corporatisation.

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ASCIANO LIMITED     EXPLANATORY MEMORANDUM
7.2 JURISDICTIONAL DISCLAIMERS AND WARNINGS
The following warnings and disclaimers are relevant to securityholders in each of the respective jurisdictions.
Austria
No offer of the shares of Asciano Limited may be made to the public in Austria. For the purposes of this provision, the expression “an offer of the shares to the public” means the communication to the public in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe shares, all within the meaning of § 1(1)(1) of the Austrian Capital Markets Act (Kapitalmarktgesetz) as amended.
Each purchaser of shares in Austria will be deemed to have represented and agreed as follows:
(a)	it is aware that the shares may not be offered to the public in Austria and that the provisions of the Austrian Capital Markets, as amended, relating to prospectus requirements do not apply;

(b)	it is purchasing the shares for its own account;

(c)	it is a qualified investor within the meaning of Article 2(1)(e) of the Directive 2003/71/EC and §§ 1(1)(5a), 3(1)(11) of the Austrian Capital Markets Act, as amended; or is purchasing shares under other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Directive 2003/71/EC and § 3 of the Austrian Capital Markets Act; and

(d)	it is aware of the Austrian tax consequences of an investment in and holding the shares.
This document neither constitutes an offer to sell the shares nor a solicitation of offers to purchase the shares. This document may not be used by (any of) its recipient(s) for the purpose of an offer to sell any shares or a solicitation of offers to buy.
France
This Explanatory Memorandum is not being distributed in France in the context of a public offering of financial securities (offre au public de titres financiers) within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”).
This Explanatory Memorandum, and any other offering material relating to the new Asciano Limited shares, have not been, and will not be, submitted to the AMF for approval and, accordingly, may not be distributed, directly or indirectly, to the public in France.
The new Asciano Limited shares have not been, and may not be, offered, sold or distributed, directly or indirectly, to the public in France. The new Asciano Limited shares have only been, and may only be, offered, sold or distributed in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, and/or (ii) persons providing the investment service of portfolio management on behalf of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), and/or (iii) a close circle of investors (cercle restreint d’investisseurs) acting for their own account, each as defined in and in accordance with Articles L. 411-2-II, D. 411-1 to D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Monetary and Financial Code and any implementing regulations.
The subsequent direct or indirect retransfer of the new Asciano Limited shares to the public in France may only be made in compliance with Articles L. 411-1, L. 411-2, L.412-1 and L. 621-8 through L. 621-8-3 of the French Monetary and Financial Code.
Persons into whose possession this document, or any other material or information relating to the new Asciano Limited shares, should come are required to inform themselves about and to observe any such restrictions.
Germany
The new Asciano Limited shares will exclusively be issued to the existing securityholders on a pro rata basis in proportion to their existing security holdings. Therefore, this document does not constitute an offer of the new Asciano Limited shares to the public in Germany. It has not been submitted to or approved by the German Federal Financial Supervisory Authority (BaFin) and no prospectus has been or will be published in Germany. You are not permitted to disseminate this or any other document relating to the new Asciano Limited shares to any other person or to make an offer of the new Asciano Limited shares to the public.

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Hong Kong
WARNING: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.
This document does not constitute an offer or invitation to the public in Hong Kong to subscribe for or dispose of any securities. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or cause to be issued this document in Hong Kong, other than to persons who are “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32 of the Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance; and no person may issue or have in its possession for the purposes of issue, this document or any invitation or document relating to these securities, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder. Copies of this document may be issued to a limited number of persons in Hong Kong in a manner which does not constitute an issue, circulation or distribution of this document, or any offer or invitation in respect of these securities, to the public in Hong Kong. Only the person to whom a copy of this document has been issued may take action in response to this document. No person to whom a copy of this document is issued may issue, circulate or distribute this document in Hong Kong or make or give a copy of this document to any other person.
Italy
The offer contemplated by this Explanatory Memorandum has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB”) pursuant to Italian securities legislation. Therefore, the offer contemplated by this Explanatory Memorandum may be addressed to Italian residents within the limits provided by Article 1(1)(v) and Article 100(1)(b) and (c) of legislative decree no. 58 of 24 February 1998, as amended, by reference to Article 34-ter of CONSOB Regulation no. 11971 of May 14, 1999, as amended.
Japan
The information contained in this Explanatory Memorandum is not and should not be construed as an offer to buy or sell nor a solicitation to buy or sell any securities of Asciano Limited to or from, or for the benefit of, any resident of Japan.
Luxembourg
The new Asciano Limited shares may not be offered to the public in Luxembourg except:
•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to natural persons or small and medium-sized enterprises registered on a register of persons considered as qualified investors held by the Commission de Surveillance du Secteur Financier;

•	to fewer than 100 natural or legal persons; or

•	in any other circumstances which do not require the publication of a prospectus under applicable law of Luxembourg.
New Zealand
This Explanatory Memorandum is not a New Zealand prospectus or an investment statement and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Securities Act 1978 (or any other relevant New Zealand law). This Explanatory Memorandum may not contain all the information that an investment statement or prospectus under New Zealand law is required to contain. Securities are offered to the public of New Zealand under this Explanatory Memorandum in reliance on the Securities Act (Overseas Companies) Exemption Notice 2002 (New Zealand).

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ASCIANO LIMITED     EXPLANATORY MEMORANDUM
Norway
The Corporatisation is not intended to be an offer of securities to beneficial holders of securities in Norway, and this document (i) does not constitute any solicitation for any offer to purchase or subscribe any securities, and (ii) is not an offer or invitation to sell or issue securities for sale in Norway. This document and any other materials in connection with the Corporatisation have not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 2007, as amended. This document and any other materials in connection with the Corporatisation relating to Norway have not been approved or disapproved by, or registered with, the Oslo Stock Exchange, the Norwegian FSA, the Norwegian Registry of Business Enterprises or any other Norwegian authority or market place.
Singapore
This Explanatory Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. This Explanatory Memorandum and any other document or material in connection with the offer, sale or distribution, or invitation for subscription, purchase or receipt of the securities may not be offered, sold or distributed, or be made the subject of an invitation for subscription, purchase or receipt, except pursuant to exemptions in Subdivision (4) Division 1, Part XIII of the Securities and Futures Act, Chapter 289 (the “SFA”), or otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA.
South Africa
This document and any other materials relating to the ordinary shares of Asciano Limited will not constitute an offer to the public in terms of the exemptions set out in section 144 of the Companies Act, 1973. In South Africa, the offer of shares is available only to existing securityholders in Asciano who are (i) a bank registered or provisionally registered in terms of the Banks Act, a mutual bank registered or provisionally registered in terms of the Mutual Banks Act, or a long-term insurer as defined in the Long-term Insurance Act, or a short-term insurer as defined in the Short-term Insurance Act that is acting as principal or (ii) acting as principal for their own account and own units in the Trust valued at least R100,000.
Sweden
This Explanatory Memorandum has not been nor will it be registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this Explanatory Memorandum may not be made available other than under circumstances which are deemed to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). The Explanatory Memorandum is only intended for the persons who receive the Explanatory Memorandum directly from Asciano Limited and such persons may not distribute this Explanatory Memorandum or the information contained herein to any third party.
Taiwan
This document is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument. The information contained herein should not be construed as investment advice or a recommendation to purchase the securities described herein. The offer of the securities described in this document has not been registered with or approved by the Financial Supervisory Commission of the Republic of China pursuant to relevant securities, fund or banking laws and regulations and may not be offered or sold within the Republic of China, except as permitted by applicable laws and regulations.
United Kingdom
Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the new Asciano Limited shares. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) and to fewer than 100 persons (other than “qualified investors” (within the meaning of section 86(7) of FSMA)) in the United Kingdom, and the new Asciano Limited shares may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to s.86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

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Any invitation or inducement to engage in investment activity (within the meaning of s. 21 FSMA) received in connection with the issue or sale of the new Asciano Limited shares has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which s.21(1) FSMA does not apply to Asciano Limited.
In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who fall within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (members of certain bodies corporate), or (ii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
United States
This exchange offer is made for the securities of Asciano Finance Trust, a non-U.S. trust. The offer is subject to disclosure requirements of Australia that are different from those of the United States. Financial statements included or referred to in this document have been prepared in accordance with Australian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Asciano Limited is located in Australia, and all of its officers and directors are residents of Australia. You may not be able to sue Asciano Limited or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel Asciano Limited and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that Asciano Limited may purchase stapled securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
Other jurisdictions
The new Asciano Limited shares may not be offered or sold in any other jurisdiction except to persons to whom such offer or sale is permitted under applicable law.
7.3 ASX WAIVERS
ASX has granted waivers and confirmations including:
(a)	confirmation that Asciano Limited will continue at all times to be a listed entity during and after the Corporatisation (including confirmation that ASX will not exercise its discretion to delist Asciano Limited under section 2 of the Deed of Undertaking between Asciano Limited, the Responsible Entity and ASX dated 4 June 2007);

(b)	waivers from Listing Rules 7.1 and 10.11 in relation to the issue of Asciano Limited shares pursuant to the Trust Scheme;

(c)	confirmation of the Corporatisation timetable set out in clause 4.11(d); and

(d)	confirmation of the proposed treatment of Asciano options.
7.4 ASIC MODIFICATIONS/EXEMPTIONS
Asciano has obtained the following relief from ASIC in relation to the Corporatisation:
(a)	prospectus and on-sale relief in relation to the issue of the Explanatory Memorandum and the issue of Asciano Limited shares under the Corporatisation in respect of Parts 6D.2 and 6D.3 of the Corporations Act. This relieves Asciano from the requirement to lodge and register the Explanatory Memorandum as a prospectus;

(b)	a modification of item 7 of section 611 of the Corporations Act to permit the Trust unitholders to vote on the acquisition resolution in connection with the Trust Scheme. This is standard technical relief required for all trust schemes;

(c)	relief from the unsolicited offer provisions in Division 5A of Part 7.9 in connection with the issue of the Explanatory Memorandum. This is in accordance with ASIC policy; and

(d)	equal treatment relief from section 601FC(1)(d), given the differential treatment of Ineligible Overseas Securityholders in the Trust Scheme.

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ASCIANO LIMITED     EXPLANATORY MEMORANDUM
7.5 INFORMATION DISCLOSED TO ASX AND DOCUMENTS LODGED WITH ASIC
Asciano is a disclosing entity for the purposes of the Corporations Act and as such is subject to regular reporting and continuous disclosure obligations. Publicly disclosed information about all listed entities, including Asciano, is available on the ASX website at www.asx.com.au
Asciano is also required to lodge various documents with ASIC. Copies of documents lodged with ASIC by Asciano may be obtained from, or inspected at, ASIC offices.
Asciano will provide free of charge, to any Asciano securityholder who requests it before the Effective Date, a copy of:
(a)	the audited financial report of Asciano and its controlled entities for the year ended 30 June 2010 (being the annual financial report most recently lodged with ASIC before this Explanatory Memorandum was lodged with ASIC); and

(b)	each announcement to ASX made by Asciano after lodgement with ASIC of the annual report referred to above and before the Meetings. The following is a list of all such announcements lodged since 10 June 2010 and before the date of this Explanatory Memorandum.

RECENT ASX ANNOUNCEMENTS
DATE	HEADLINE
03/09/2010	Mark Rowsthorn Appendix 3Y (2 of 2)

03/09/2010	Mark Rowsthorn Appendix 3Y (1 of 2)

02/09/2010	Appointment of Chief Financial Officer

31/08/2010	Appendix 3Y – Dr Robert Edgar

27/08/2010	Appendix 3Y for Mark Rowsthorn (2 of 2)

27/08/2010	Appendix 3Y for Mark Rowsthorn (1 of 2)

26/08/2010	Mark Rowsthorn`s Personal Financing Arrangements

25/08/2010	Full Year Results Presentation

25/08/2010	Full Year Results Announcement Media Release

25/08/2010	Appendix 4E – Full Year Report year ended 30 June 2010

19/08/2010	Notice of Annual General Meeting

17/08/2010	Revised Appendix 3B

16/08/2010	Appendix 3B

09/08/2010	Compliance Committee of Responsible Entity has changed

01/07/2010	Appendix 3X – Sally Ascroft

01/07/2010	Asciano signs long term contract with Middlemount Coal Pty L

01/07/2010	MCC: Middlemount Project Secures Long Term Rail Contract

28/06/2010	Asciano announces Corporatisation plans

28/06/2010	Asciano completes critical step in medium term debt strategy

25/06/2010	Ceasing to be a substantial holder

23/06/2010	Responsible Entity Change of Name

16/06/2010	FY10 — No Final Distribution

15/06/2010	Asciano announces signing of long term contract with Anglo

11/06/2010	New contract for Chief Executive Officer
7.6 SUPPLEMENTARY INFORMATION
Asciano may issue a supplementary document to this Explanatory Memorandum if it becomes aware of any of the following between the date of lodgement of this Explanatory Memorandum and the date of the Meetings:
(a)	a material statement in this Explanatory Memorandum is false or misleading;

(b)	a material omission from this Explanatory Memorandum;

(c)	a significant change affecting a matter in this Explanatory Memorandum; or

(d)	a significant new matter has arisen and it would have been required to be included in this Explanatory Memorandum if known at the date of lodgement with ASIC.

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Depending on the nature of the timing of the changed circumstances and subject to obtaining any relevant approvals, Asciano may circulate and publish any supplementary document by:
(e)	placing an advertisement in a prominently placed newspaper which is circulated generally throughout Australia;

(f)	posting the supplementary document on Asciano’s website, www.asciano.com; or

(g)	posting the supplementary document to all Securityholders.
7.7 MATERIAL CHANGES SINCE FULL YEAR 2010 AUDITED FINANCIAL STATEMENTS
The last financial statements sent to Asciano securityholders were the audited full year reports and financial statements for the financial year ended 30 June 2010, as lodged with the ASX on 25 August 2010.
So far as is known by the Asciano Limited Board, there are no material changes to the financial position of Asciano since the date of that full year report and financial statements.
7.8 INTERESTS OF DIRECTORS
The Directors of Asciano Limited intend to vote the securities they own or control in favour of all of the resolutions, except where they are not permitted to cast a vote (under the voting exclusions which are contained in this Explanatory Memorandum).
The table below shows the Asciano securities held by the Directors at 10 September 2010. The Directors interests will not change after Corporatisation.
(a)	Asciano Limited
PRE-CORPORATISATION

DIRECTOR	NUMBER OF ASCIANO SECURITIES
Malcolm Broomhead	330,000 (indirect)

Mark Rowsthorn	47,576,002 (direct)
65,003,244 (indirect)
7,146,751 Options

Chris Barlow	26,273 (direct)

Peter George	136 (direct)

Bob Edgar	59,884 (indirect)

Geoff Kleemann	50,000 (direct)
(b)	The Responsible Entity

Each member of the Responsible Entity Board does not own or control any Asciano securities.
7.9 OTHER MATERIAL INFORMATION
Except as disclosed elsewhere in this document, neither Asciano Limited nor the Responsible Entity are aware of any other relevant material information that would impact on Asciano securityholders’ decision on how to vote, which is: (a) known to Asciano; and (b) not previously disclosed to Asciano securityholders.
7.10 GOVERNING LAW
This Explanatory Memorandum is governed by the law applicable in New South Wales, Australia.
7.11 FINANCIAL DATA
All dollar values in this Explanatory Memorandum are in Australian Dollars (A$) unless otherwise stated.

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ASCIANO LIMITED     EXPLANATORY MEMORANDUM
8. GLOSSARY

$	Australian Dollars
ACQUISITION RESOLUTION	Resolution 8, which relates to the approval of the acquisition by Asciano Limited of a relevant interest in all the Trust units for the purposes of item 7 of section 611 of the Corporations Act

AGM RESOLUTIONS	Resolutions 1, 2, 3, 4 and 5 set out in the Notice of Meetings

ASCIANO	The stapled entity comprising Asciano Limited and the Asciano Finance Trust

ASCIANO FINANCE TRUST	Asciano Finance Trust ARSN 124 102 807

ASCIANO LIMITED	Asciano Limited ACN 123 652 862

ASCIANO LIMITED CONSTITUTION	The constitution of Asciano Limited

ASCIANO LIMITED ANNUAL GENERAL MEETING	An annual general meeting of Asciano Limited shareholders convened for the purposes of considering Resolutions 1, 2, 3, 4, 5, 6 and 9 set out in the Notice of Meetings

ASCIANO LIMITED SHARES	Ordinary shares in Asciano Limited

ASCIANO SECURITYHOLDER	A holder of Asciano securities

ASCIANO SECURITIES	Securities in the stapled group consisting of Asciano Limited and the Trust

ASIC	Australian Securities and Investments Commission

ASX	ASX Limited ABN 98 008 624 691

ASCIANO LIMITED BOARD OR BOARD OF ASCIANO LIMITED	The Board of Asciano Limited

ATO	Australian Taxation Office

BOARD OF THE RESPONSIBLE ENTITY OR THE RESPONSIBLE ENTITY BOARD	The Board of the Responsible Entity (excluding, in the context of the Corporatisation, John Atkin, who has absented himself from consideration of, and abstained from voting in respect of, the Corporatisation due to his role as a director of QR Limited), as responsible entity and trustee for the Trust.

CHESS	Clearing House Electronic Subregister System

CONDITIONS	The conditions to Corporatisation as set out in the Corporatisation Implementation Deed and described in Section 4.4 of this Explanatory Memorandum

CONSIDERATION	One new Asciano Limited share for every one Trust unit

CORPORATIONS ACT	Corporations Act 2001 (Cth)

CORPORATISATION	The proposed restructure of Asciano pursuant to which the Trust will come to be wholly owned by Asciano Limited following the implementation of the Trust Scheme and the Share Consolidation, as described in Section 4.2 of this Explanatory Memorandum

CORPORATISATION IMPLEMENTATION DEED	The deed between Asciano Limited and the Responsible Entity under which the parties agree to undertake the Corporatisation and various related matters

CORPORATISATION	The Corporatisation Resolutions include:
RESOLUTIONS
• in the case of Asciano Limited, Resolutions 6 and 9 set out in the Notice of Meetings;

• in the case of the Trust, Resolutions 7 and 8 set out in the Notice of Meetings.

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$	Australian Dollars
EFFECTIVE DATE	The day that Asciano announces to the ASX that all of the Conditions are satisfied or waived

EXPLANATORY MEMORANDUM	This document

IMPLEMENTATION DATE	The date that the Corporatisation takes effect in accordance with the timetable set out in Section 4.11(d)

INELIGIBLE OVERSEAS SECURITYHOLDERS	has the meaning set out in Section 4.5(b)

LISTING RULES	The Listing Rules of ASX

LNSA	Loan Note Subscription Agreement between Asciano and its banking syndicate

MEETINGS	The Asciano Limited Annual General Meeting and the Trust Meeting to consider, amongst other things, the Corporatisation Resolutions, notices for which accompany this Explanatory Memorandum

NOTICE OF MEETINGS	The notice of meetings which accompanies this Explanatory Memorandum

PROXY FORM	The proxy form that accompanies this Explanatory Memorandum (see Notes on Voting)

RECORD DATE	The record date for determining entitlements under the Corporatisation in accordance with the timetable set out in Section 4.11(d)

RELEVANT INTEREST	The meaning given to that term in the Corporations Act

RESOLUTIONS	Resolutions 1 to 9 (inclusive) set out in the Notice of Meetings

THE RESPONSIBLE ENTITY	The Trust Company (RE Services) Limited ACN 003 278 831, acting as responsible entity and trustee for the Trust

SALE AGENT	The Sale Agent to be appointed by Asciano Limited (or a nominee of the Sale Agent approved by Asciano Limited) to arrange for the sale of Asciano Limited shares in respect of Ineligible Overseas Securityholders (see Section 4.5(b))

SHARE CONSOLIDATION	The consolidation of all Asciano Limited shares whereby every two Asciano Limited shares on issue immediately following implementation of the Trust Scheme will be consolidated into one Asciano Limited share pursuant to Section 254H of the Corporations Act

SUPPLEMENTAL DEED POLL	The deed poll which introduces amendments in the Trust Constitution to remove the stapling provisions and appoint the Responsible Entity as the agent of each Trust unitholder to effect the transfer of Trust units to Asciano Limited under the Trust Scheme, on the terms set out in Annexure 1

SCHEME UNITHOLDER	A Trust unitholder as at the Record Date

TRUST OR AFT	Asciano Finance Trust ARSN 124 102 807

TRUST CONSTITUTION	The constitution of the Trust

TRUST MEETING	The general meeting of Trust unitholders convened for the purposes of considering Resolutions 1, 4, 7 and 8 in the Notice of Meetings.

TRUST UNITHOLDERS	A holder of Trust units

TRUST UNITS	Units in the Trust

TRUST SCHEME	The arrangement under which Asciano Limited acquires all of the Trust units from Scheme Unitholders for the Consideration, facilitated by amendments to the Trust Constitution as set out in the Supplemental Deed Poll, subject to the Conditions

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SUPPLEMENTAL DEED POLL

Asciano Finance Trust	The Trust Company (RE Services) Limited
ARSN 124 102 807	ABN 45 003 278 831
CLAYTON UTZ
Lawyers
Levels 19-35 No. 1 O’Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
T +61 2 9353 4000 F +61 2 8220 6700
www.claytonutz.com
Supplemental Deed Poll made on (insert date) 2010

Party	The Trust Company (RE Services) Limited ABN 45 003 278 831 of No. 35 Clarence Street, Sydney NSW 2000 as responsible entity of Asciano Finance Trust ARSN 124 102 807 (“Responsible Entity”)
Recitals
A.	Asciano Finance Trust ARSN 124 102 807 (Trust) is constituted under a deed dated 22 February 2007 as amended from time to time (Constitution).

B.	The Responsible Entity is the responsible entity of the Trust.

C.	The Responsible Entity has entered into the Corporatisation Implementation Deed and has agreed to facilitate the Corporatisation.

D.	The Constitution must be amended to facilitate the Trust Scheme which is part of the Corporatisation.

E.	The Corporatisation also involves the de-stapling of Asciano securities. As a result it is proposed to amend the Constitution by removing each of the references to stapling of the Units.

F.	Clause 30 of the Constitution provides that, subject to the Corporations Act, the Responsible Entity may amend the Constitution.

G.	Section 601GC(1)(a) of the Corporations Act provides that the Constitution may be modified by a special resolution of members of the Trust.

H.	By this Deed, the Responsible Entity proposes to give effect to the special resolution modifying the Constitution set out in the Notice of Meeting and Explanatory Memorandum dated 10 September 2010 and passed by Holders at the meeting held on 27 October 2010 in accordance with the Corporations Act and the Constitution.
Operative provisions
1. DEFINITIONS AND INTERPRETATION
(a)	In this Deed:

Asciano means the stapled entity comprising Asciano Limited and the Asciano Finance Trust.

Asciano Group means Asciano and the subsidiaries of Asciano Limited.

Asciano Limited means Asciano Limited ABN 26 123 652 862.

Constitution means the constitution of the Trust dated 22 February 2007 amended from time to time.

Corporatisation means the proposed restructure of Asciano pursuant to which the Trust will come to be wholly owned by Asciano Limited following the implementation of the Trust Scheme and the Share Consolidation.

Effective Date means the date on which Asciano announces to ASX that all of the conditions to the Corporatisation have been satisfied or waived.

Implementation Date means the day which is 8 Business Days after the Effective Date.

Share Consolidation means the consolidation of all Asciano Limited shares, whereby every two Asciano Limited shares on issue immediately following implementation of the Trust Scheme will be consolidated into one Asciano Limited share pursuant to section 254H of the Corporations Act.

Trust means Asciano Finance Trust ARSN 124 102 807.

Trust Scheme means the arrangement under which Asciano Limited acquires all of the Trust units from Trust unitholders, facilitated by amendments to the Constitution as set out section 4 of this deed.
(b)	In this Deed, words defined in the Constitution shall (unless defined in this Deed) have the same meaning when used in this Deed.

(c)	Except as otherwise provided in this Deed, clause 1.2 of the Constitution applies to this Deed.
2. LODGEMENT WITH ASIC
The Responsible Entity must lodge a copy of this Deed with ASIC under section 601GC(2) of the Corporations Act on or before the Effective Date.
3. OPERATION OF THIS DEED
Clauses 4 and 5 of this Deed shall take effect from the Effective Date.
4. AMENDMENTS TO THE CONSTITUTION IN RELATION TO THE TRUST SCHEME
The Constitution is amended, with effect from the Effective Date, by:
(a)	inserting a new Schedule 2 as set out below:
“SCHEDULE 2
1. IMPLEMENTATION OF TRUST SCHEME
1.1	Each Holder and the Responsible Entity must do all things which the Responsible Entity considers are necessary or desirable to give effect to the Trust Scheme.

1.2	The Responsible Entity may do any act, matter or thing pursuant to this Schedule 2 notwithstanding that it has an interest in the act, matter or thing or any consequence thereof.

1.3	This Schedule 2:
(a)	binds the Responsible Entity and all Scheme Unitholders, including those who do not attend the Scheme Meeting, those who do not vote at that meeting and those who vote against the resolutions at that meeting; and

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(b)	has effect notwithstanding any other provision of this Constitution and any provision of this Constitution which is inconsistent with this Schedule 2 does not operate to the extent of any inconsistency.
2.	DEALINGS IN UNITS
2.1	For the purpose of establishing the persons who are Scheme Unitholders and the Units that are Scheme Units, dealings in Units will only be recognised if:
(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant Units by 7.00pm (Sydney time) on the Record Date; and

(b)	in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the Registry by 4.00pm (Sydney time) on the Record Date.
2.2	The Responsible Entity will register registrable transfers or transmission applications of the kind referred to in section 2.1 by 7.00pm (Sydney time) on the Record Date. The persons shown in the Register, and the number of Units shown as being held by them, after registration of those transfers and transmission applications will be taken to be the Scheme Unitholders, and the number of Scheme Units held by them, on the Record Date.

2.3	The Responsible Entity will not accept for registration, nor recognise for any purpose, any transfer or transmission application in respect of Units received after the Record Date (or received prior to the Record Date not in registrable form).

2.4	The Responsible Entity will maintain or procure the maintenance of the Register in accordance with this section 2. The Register immediately after registration of registrable transfers or transmission applications of the kind referred to in section 2.1 will solely determine the persons who are Scheme Unitholders and their entitlements to the Consideration and the Units which are Scheme Units.

2.5	From the Record Date and until registration of Asciano Limited in respect of all Scheme Units under section 5.3, no Scheme Unitholder may deal with Units in any way except as set out in this Schedule 2 and any attempt to do so will have no effect.

2.6	On or before 9.00am on the Implementation Date, the Responsible Entity must give to Asciano Limited details of the names and addresses shown in the Register of all Scheme Unitholders and of the number of Scheme Units held by each of them on the Record Date.
3.	INELIGIBLE OVERSEAS SECURITYHOLDERS
3.1	The entitlement that an Ineligible Overseas Securityholder at the Record Date would otherwise have to be issued new Asciano Limited shares under the Trust Scheme will be satisfied by Asciano Limited issuing such new Asciano Limited shares to the Sale Agent as nominee for those persons.

3.2	The Responsible Entity will procure that, as soon as reasonably practicable and in any event not more than 15 Business Days after the Implementation Date, (or such longer period of time which the Sale Agent and Asciano Limited determine is reasonable having regard to the demand for Asciano Limited shares) the Sale Agent:
(a)	sells all of the Asciano Limited shares issued to the Sale Agent under the Corporatisation, in such manner, at such price and on such other terms as the Sale Agent determines in good faith. For the avoidance of doubt, the Asciano Limited shares may be sold in one or more tranches on-market or off-market; and

(b)	remits to each Ineligible Overseas Securityholder the proportion of the proceeds of sale to which that Ineligible Overseas Securityholder is entitled, in accordance with section 3.3 of this schedule.
3.3	Promptly after the last sale of Asciano Limited shares in accordance with section 3.2, the Sale Agent will pay the proportion of the proceeds of sale received by the Sale Agent pursuant to section 3.2 to which that Ineligible Overseas Securityholder is entitled (calculated on an averaged basis so that each Ineligible Overseas Securityholder receives the same amount per Asciano Limited share to which they would otherwise have been entitled under the Trust Scheme if they were not an Ineligible Overseas Securityholder, subject to rounding to the nearest whole cent). The proceeds of sale will be paid to Ineligible Overseas Securityholders by making a deposit into an account with an Australian bank nominated by the Ineligible Overseas Securityholders with the Registry as at the Record Date. If the Ineligible Overseas Securityholder does not have a nominated Australian bank account with the Registry as at the Record Date, the Ineligible Overseas Securityholder will be sent a cheque drawn on an Australian bank in Australian currency for the proceeds of sale.
4.	CONSIDERATION
4.1	Scheme Unitholders will be entitled to receive for each Scheme Unit held by that Scheme Unitholder at the Record Date one new Asciano Limited share.

4.2	To facilitate the provision of the Consideration, Asciano Limited must (subject to section 3):
(a)	on the Implementation Date, issue the applicable new Asciano Limited shares to each applicable Scheme Unitholder in accordance with the terms of the Trust Scheme; and

(b)	on the Implementation Date, enter in the Asciano Limited register of members the name and address of each such Scheme Unitholder and the number of new Asciano Limited shares which that Scheme Unitholder is entitled to receive under the Trust Scheme.
4.3	Two Business Days after the Implementation Date, Asciano Limited must (subject to section 3) dispatch to each such Scheme Unitholder by pre-paid or ordinary post (or, if the address of the Scheme Unitholder in the Register is outside Australia, by pre-paid airmail post) to their Registered Address, a holding statement for the new Asciano Limited shares issued to that Scheme Unitholder in accordance with the Trust Scheme (subject to adjustment pursuant to the Share Consolidation). In the case of Scheme Units held in joint names, holding statements for new Asciano Limited shares must be issued in the names of joint holders and sent to the holder whose name appears first in the Register on the Record Date.
5.	TRANSFERS TO ASCIANO LIMITED
5.1	On the Implementation Date, subject to Asciano Limited satisfying its obligations to pay the Consideration in the manner contemplated by section 4.2 and providing the Responsible Entity with written confirmation of that payment or provision:
(a)	all of the Scheme Units together with all rights and entitlements attaching to the Scheme Units as at that time will be transferred to Asciano Limited or its nominee without the need for any further act by any Scheme Unitholders (other than acts performed by the Responsible Entity (or its directors or officers) as attorney or agent of the Scheme Unitholders under section 7 or otherwise); and

(b)	the Responsible Entity will procure:
(i)	in the case of Scheme Units in a CHESS holding, a message to be transmitted to the ASTC in accordance with ASTC Settlement Rules so as to transfer to Asciano Limited the Scheme Units held

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ASCIANO LIMITED     SUPPLEMENTAL DEED POLL
by the Scheme Unitholders from the CHESS sub-register of the Trust to the issuer-sponsored register operated by the Trust; and

(ii)	the delivery to Asciano Limited of transfers of all the Scheme Units duly completed and executed on behalf of the Scheme Unitholders in the form of Scheme Transfers which transfer all of the Scheme Units to Asciano Limited.
5.2	Asciano Limited must immediately execute the transfers referred to in section 5.1(b) as transferee by executing the Scheme Transfers as transferee and delivering the Scheme Transfers to the Responsible Entity for registration.

5.3	The Responsible Entity must, immediately following receipt of the transfers under section 5.2, enter the name and address of Asciano Limited in the Register in respect of all the Scheme Units.
6. RESPONSIBLE ENTITY’S LIMITATION OF LIABILITY
The Responsible Entity has no liability of any nature whatsoever beyond the Trust Assets to Holders arising, directly or indirectly, from the Responsible Entity doing or refraining from doing any act matter or thing (including the execution of a document) pursuant to or in connection with the implementation of the Trust Scheme.
7. COVENANTS BY SCHEME UNITHOLDERS
7.1	Each Scheme Unitholder:
(a)	agrees to the transfer of all of their Scheme Units to Asciano Limited in accordance with this Schedule 2;

(b)	agrees to the modification or variation (if any) of the rights attaching to their Scheme Units arising from this Schedule 2;

(c)	(other than Ineligible Overseas Securityholders) agrees to become a member of Asciano Limited;

(d)	without the need for any further act, irrevocably appoints the Responsible Entity and each of its directors and officers, jointly and severally, as that Scheme Unitholder’s attorney and agent for the purpose of executing any document or doing any other act necessary to give full effect to the Trust Scheme, this Schedule 2, and the transactions contemplated by them;

(e)	consents to the Responsible Entity doing all things and executing all deeds, instruments, transfers, applications or other documents as may be necessary or desirable to give full effect to the Trust Scheme, this Schedule 2 and the transactions contemplated by them;

(f)	appoints the Responsible Entity to enforce the Deed Poll against Asciano Limited on behalf of and as agent and attorney for the Scheme Unitholder; and

(g)	agrees to provide to the Responsible Entity such information as the Responsible Entity may reasonably require to comply with any law in respect of the Trust Scheme and the transactions contemplated in this schedule 2.
7.2	From the Effective Date until the Responsible Entity registers Asciano Limited as the holder of all Scheme Units in the Register, each Scheme Unitholder is deemed to have appointed the Responsible Entity as its attorney and agent (and directed the Responsible Entity in such capacity) to appoint the Chairman of Asciano Limited (or other nominee of Asciano Limited) as its sole proxy and, where applicable, corporate representative to attend unitholder meetings of the Trust, exercise the votes attaching to the Scheme Units of which they are the registered holder and sign any Holders’ resolution, and no Scheme Unitholder may attend or vote at any of those meetings or sign or vote on any resolutions (whether in person, by proxy or by corporate representative) other than pursuant to this section 7.2. The Responsible Entity undertakes in favour of each Scheme Unitholder that it will appoint the Chairman of Asciano Limited (or other nominee of Asciano Limited) as the Scheme Unitholder’s proxy or, where applicable, corporate representative in accordance with this section 7.2.
8. STATUS OF SCHEME UNITS
8.1	The Scheme Unitholders are deemed to have warranted to the Responsible Entity in its own right and on behalf of Asciano Limited that all their Scheme Units (including any rights and entitlements attaching to those Units) which are transferred to Asciano Limited under this Schedule 2 will, at the date they are transferred to Asciano Limited, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind not referred to in this Schedule 2, and that they have full power and capacity to sell and to transfer their Scheme Units (including any rights and entitlements attaching to those Scheme Units).

8.2	Asciano Limited will be beneficially entitled to the Scheme Units transferred to it under this Schedule 2 pending registration by the Responsible Entity of the name and address of Asciano Limited in the Register as the holder of the Scheme Units.”
a)	In clause 1.1, by inserting the following definitions in alphabetical order:
Asciano Limited means Asciano Limited ABN 26 123 652 862.

ASTC Settlement Rules means the operating rules of the settlement facility of the ASTC for the purposes of the Corporations Act.

CHESS means the Clearing House Electronic Subregister System for the electronic transfer of securities and other financial products operated by the ASTC.

Corporatisation means the proposed restructure of Asciano pursuant to which the Trust will come to be wholly owned by Asciano Limited following the implementation of the Trust Scheme and the Share Consolidation.

Corporatisation Implementation Deed means the corporatisation implementation deed between Asciano Limited and The Trust Company (RE Services) Limited as responsible entity of the Asciano Finance Trust under which the parties agree to undertake the Corporatisation.

Consideration means one new Asciano Limited share for every Scheme Unit.

Deed Poll means the deed poll dated 8 September 2010 executed by Asciano Limited in favour of the Scheme Unitholders.

Effective Date means the date on which Asciano announces to ASX that all of the conditions to the Corporatisation have been satisfied or waived.

Explanatory Memorandum means the explanatory memorandum in relation to the Corporatisation dated 10 September 2010.

Implementation Date means the day which is 8 Business Days after the Effective Date.

Ineligible Overseas Securityholder means a Scheme Unitholder whose address as shown in the Register as at the Record Date is a place outside Australia and other jurisdictions in which Asciano Limited reasonably believes that it is not prohibited and not unduly onerous or impractical to implement the Trust Scheme and to issue Asciano Limited shares to an Asciano security holder with a registered address in such jurisdiction, including those set out in Section 5.5(a) of the Explanatory Memorandum.

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Record Date means the day which is 7 Business Days after the Effective Date.

Registered Address means, in relation to a Unitholder, the address of the Unitholder as recorded in the Register.

Registry means Computershare Investor Services Pty Limited ABN 48 078 279 277.

Sale Agent means the sale agent to be appointed by Asciano Limited (or a nominee of the Sale Agent approved by Asciano Limited) to arrange for the sale of Asciano Limited shares issued to the Sale Agent as part of the Corporatisation in respect of Ineligible Overseas Securityholders.

Scheme Meeting means a meeting of Unitholders to consider and, if thought fit, pass:
(a)	a special resolution made in accordance with section 601GC of the Corporations Act to adopt the amendments to the Constitution set out in the Supplemental Deed; and

(b)	an ordinary resolution made in accordance with section 611 item 7 of the Corporations Act to approve the acquisition of Units by Asciano Limited under the Trust Scheme.
Scheme Transfer means, for each Scheme Unitholder, a proper instrument of transfer of their Scheme Units for the purpose of section 1071B of the Corporations Act, which may be a master transfer of all relevant Scheme Units.

Scheme Unitholder means a holder of Scheme Units at the Record Date.

Scheme Units means all Units on issue at the Record Date.

Share Consolidation means the consolidation of all Asciano Limited shares, whereby every two Asciano Limited shares on issue immediately following implementation of the Trust Scheme will be consolidated into one Asciano Limited share pursuant to section 254H of the Corporations Act.

Supplemental Deed means the deed which introduced Schedule 2 into this constitution.

Trust Scheme means the arrangement under which Asciano Limited acquires all of the Scheme Units from the Scheme Unitholders in return for providing the Consideration, which is set out in Schedule 2.”
5. OTHER AMENDMENTS TO THE CONSTITUTION
The Constitution is amended, with effect from the Implementation Date, by:
(a)	Deleting the following definitions from clause 1.1:
(i)	Options and Rights Plan;

(ii)	Placement Rules;

(iii)	Plan Exercise Price;

(iv)	Plan Rules;

(v)	Proposal;

(vi)	Staple; and

(vii)	Stapled Fund.
(b)	Amending the definition of Stapled Security to read “”Stapled Security” means a security formed by stapling together one Unit and one ordinary share in Asciano Limited”.

(c)	Deleting clause 1.2(c) in its entirety and replacing with “[Deleted]”.

(d)	Deleting clause 1.2(d) in its entirety and replacing with “[Deleted]”.

(e)	Deleting clause 1.2(e) in its entirety and replacing with “[Deleted]”.

(f)	Deleting clause 4.4(a)(ii) in its entirety and replacing with “[Deleted]”.

(g)	Amending clause 4.4(a)(iv)(C) to remove the words “or the applicable Plan Rules, or a price which is the Plan Exercise Price”.

(h)	Amending clause 9.1 to remove the final paragraph containing the words “Where required by the terms of an ASIC Instrument and where Units are Stapled, the Issue Price of a Stapled Security must be determined in accordance with the same formula or method that is used to calculate the Issue Price of a Unit as if a reference to a “Unit” is a reference to a “Stapled Security””.

(i)	Amending clause 9.2 to remove the words “Where Units are Stapled (and subject to the terms of any applicable ASIC Instrument), the Issue Price of a Stapled Security must be determined in accordance with the same formula or method that is used to calculate the Issue Price of a Unit as if a reference to a “Unit” is a reference to a “Stapled Security””.

(j)	Amending clause 9.5 to remove the words “or in accordance with the applicable Placement Rules” from the second line, and remove the words “or the applicable Placement Rules” from the sixth line.

(k)	Amending clause 9.9A to remove the words “in accordance with clause 23.4 of this constitution,”.

(l)	Deleting clause 23 in its entirety and replacing with “[Deleted]”.
6. PRE-EXISTING RIGHTS
Except as specifically provided for in this Deed, nothing in this Deed:
(a)	prejudices or adversely affects any right, power, authority, discretion or remedy arising under the Constitution before the date of this Deed;

(b)	discharges, releases or otherwise affects any liability or obligation arising under the Constitution before the date of this Deed.
7. NO REDECLARATION
For the avoidance of doubt, the Responsible Entity by this Deed is not:
(a)	redeclaring the Trust declared under the Constitution;

(b)	resettling the Trust declared under the Constitution; or

(c)	causing the transfer, vesting or accruing of property to or in any person.
8. GOVERNING LAW
This Deed will be governed by the laws of the State of Victoria, Australia.
Executed as a deed.
Executed by The Trust Company (RE Services) Limited ABN 45 003 278 831 in accordance with section 127 of the Corporations Act 2001 (Cth):

Signature of director	Signature of company
secretary/director

Full name of director	Full name of company
secretary/director

asciano

WTB
7119
KITCHEN WATER TANK
FILLING OVERFLOW
POINT

ascino WTS ASCIANO LIMITED Level 6/380 St Kilda Road Melbourne VIC 3004 Australia Telephone + 61 3 9284 4000 Facsimile + 61 3 9969 2869 Email info@asciano.com.au